Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE REDACTED TERMS HAVE BEEN MARKED WITH THE FOLLOWING MARKING: [Redacted.]

Execution Version

AMENDMENT NO. 1 TO

ASSET PURCHASE AGREEMENT

This Amendment No. 1, dated as of November 5, 2024 (the “Amendment”) is entered into by and between NovaBay Pharmaceuticals, Inc., a Delaware corporation (“Seller”), and PRN Physician Recommended Nutriceuticals, LLC a Delaware limited liability company (“Buyer”). Capitalized terms used but not defined herein have the meanings set forth in the Asset Purchase Agreement, dated as of September 19, 2024, by and between Seller and Buyer (the “Purchase Agreement”).

WHEREAS, the parties desire to amend the Purchase Agreement to increase the Base Purchase Price and to reflect certain other changes as described herein; and

WHEREAS, in consideration of the foregoing and the mutual covenants and agreements hereof, and intending to be legally bound hereby, the parties agree as follows.

NOW, THEREFORE, Seller and Buyer agree as set forth below.

1.         Amendment. As of the date hereof, the Purchase Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the underlined text (indicated textually in the same manner as the following example: underlined text) as set forth in the Purchase Agreement attached as Exhibit A hereto.

2.           Bridge Loan. Concurrently with the execution of this Amendment, Buyer and Seller have entered into that certain Secured Promissory Note, dated as of the date hereof, pursuant to which Buyer will provide Seller a loan in the aggregate principal amount of up to $1,000,000 upon the terms and subject to the conditions set forth therein.

3.           Equity Commitment Letter. Seller hereby acknowledges that, concurrently with the execution of this Amendment, Buyer has made available to Seller a true and complete copy of that certain funding commitment letter, dated as of the date hereof, by and among RoundTable Healthcare Partners V, L.P., RoundTable Healthcare Investors V, L.P. and Acumen Health Holdings, LLC, pursuant to which RoundTable Healthcare Partners V, L.P. and RoundTable Healthcare Investors V, L.P. committed to make available to Buyer the requisite funds to consummate the Closing to the extent Buyer does not have access to other sources of funds at the time of Closing, in an aggregate cash amount of $13,000,000.

4.           Miscellaneous.

(a)    The Parties may execute this Agreement in one (1) or more counterparts, and each fully executed counterpart will be deemed an original and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

(b)    This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(c)    Except as expressly modified by and amended by the provisions of this Amendment, all provisions of the Purchase Agreement shall remain in full force and effect in accordance with their terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment effective as of the date first written above.

SELLER:

NovaBay Pharmaceuticals, Inc.

By:	/s/ Justin M. Hall
Name:	Justin M. Hall
Title:	Chief Executive Officer

BUYER:

PRN Physician Recommended Nutriceuticals, LLC

By:	/s/ Wade Richardson
Name:	Wade Richardson
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to APA]

Exhibit A

Purchase Agreement

(Attached)

Execution Version

ASSET PURCHASE AGREEMENT

Between

NOVABAY PHARMACEUTICALS, INC.

And

PRN PHYSICIAN RECOMMENDED NUTRICEUTICALS, LLC

Dated as of September 19, 2024

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER	35

Section 5.01 Organization	35
Section 5.02 Due Authorization	~~35~~36
Section 5.03 No Conflicts; Consents	36
Section 5.04 Brokers	36
Section 5.05 Litigation	36
Section 5.06 ~~Debt Financing~~Intentionally Omitted	36
Section 5.07 Ownership of Seller Common Stock.	~~37~~36
Section 5.08 No Reliance.	~~37~~36
Section 5.09 Financial Sufficiency.	~~37~~36
Section 5.10 Disclaimer of Warranties.	37

ARTICLE VI COVENANTS	~~38~~37

Section 6.01 Conduct of Business Prior to the Closing	~~38~~37
Section 6.02 Acquisition Proposals	~~39~~38
Section 6.03 Access to Information	44
Section 6.04 Confidentiality	~~45~~44
Section 6.05 Non-Compete; Non-Solicitation	46
Section 6.06 Governmental Approvals and Consents	~~48~~47
Section 6.07 Availability of Records; Information	~~49~~48
Section 6.08 Closing Conditions	~~50~~49
Section 6.09 Public Announcements	~~50~~49
Section 6.10 Further Assurances; Wrong Pockets	~~50~~49
Section 6.11 Proxy Statement; Special Meeting	~~51~~50
Section 6.12 Taxes	~~53~~52
Section 6.13 Financing	~~54~~53
Section 6.14 Employee Matters	~~59~~58
Section 6.15 Seller Marks	59

ARTICLE VII CONDITIONS TO CLOSING	~~60~~59

Section 7.01 Conditions to Obligations of All Parties	~~60~~59
Section 7.02 Conditions to Obligations of Buyer	~~60~~59
Section 7.03 Conditions to Obligations of Seller	~~62~~61

ARTICLE VIII INDEMNIFICATION	~~62~~61

Section 8.01 Indemnification by Seller	~~62~~61
Section 8.02 Indemnification by Buyer	~~63~~62
Section 8.03 Notice and Defense of Claims; Settlements	~~64~~63
Section 8.04 Other Indemnification Provisions	~~65~~64
Section 8.05 Survival	~~66~~65
Section 8.06 Exclusive Remedy	~~66~~65
Section 8.07 Release of Escrow Amount	~~66~~65
Section 8.08 Escrow Costs	~~67~~66

ii

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER	~~67~~66

Section 9.01 Termination	~~67~~66
Section 9.02 Effect of Termination	~~69~~68
Section 9.03 Fees and Expenses	~~69~~68
Section 9.04 Amendment or Supplement	~~71~~70
Section 9.05 Extension of Time; Waiver	71
Section 9.06 Buyer Termination Fee	~~72~~71

ARTICLE X MISCELLANEOUS	~~73~~72

Section 10.01 Notices	~~73~~72
Section 10.02 Interpretation	~~74~~73
Section 10.03 Disclosure Schedules	74
Section 10.04 Headings	~~75~~74
Section 10.05 Severability	~~75~~74
Section 10.06 Entire Agreement	~~75~~74
Section 10.07 Successors and Assigns	~~75~~74
Section 10.08 No Third-Party Beneficiaries	~~76~~75
Section 10.09 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	~~76~~75
Section 10.10 Specific Performance	~~77~~76
Section 10.11 Remedies Cumulative	77
Section 10.12 Counterparts	~~78~~77
Section 10.13 Lender Limitations	~~78~~77

Exhibits

Exhibit A: Agreed Accounting Principles

Exhibit B: Form of Bill of Sale, Assignment and Assumption Agreement

Exhibit C: Form of Escrow Agreement

Exhibit D: Form of Transition Services Agreement

Schedules

Schedule 1.1:                  List of Products

Schedule 1.2:                  List of Products IP

Schedule 2.6:                  Allocation Schedule

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of September 19, 2024, is entered into by and between NovaBay Pharmaceuticals, Inc., a Delaware corporation (“Seller”), and PRN Physician Recommended Nutriceuticals, LLC a Delaware limited liability company (“Buyer”). Seller and Buyer sometimes are referred to in this Agreement collectively as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, Seller is engaged in, among other things, the business of developing, having developed, manufacturing, having manufactured, distributing, marketing and selling hypochlorous acid based products used for eyecare, wound care and other purposes and applications, which include the Products;

WHEREAS, Seller owns or has the rights to the Purchased Assets as provided in the Agreement;

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase from Seller, the Purchased Assets and assume the Assumed Liabilities, on the terms and conditions set forth in this Agreement; and

WHEREAS, the Board of Directors of Seller (the “Seller Board”) has unanimously (a) determined that this Agreement and the transactions and agreements contemplated by this Agreement (collectively, the “Transactions”), are fair to and in the best interests of Seller and its stockholders, (b) declared it advisable to enter into this Agreement and approved the execution, delivery, and performance of this Agreement, (c) approved and declared advisable the Transactions, and (d) resolved to recommend to Seller’s stockholders that they approve and authorize the Transactions at the Stockholder Meeting, subject to the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants, agreements and provisions herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

The following capitalized terms have the meanings specified or referred to in this ARTICLE I:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.02(i)(i).

“Acquisition Proposal” has the meaning set forth in Section 6.02(i)(ii).

“Action” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Adverse Recommendation Change” has the meaning set forth in Section 6.02(d).

“Affiliate” means, with respect to any Party, any other Person, which directly or indirectly (i) controls such Party, (ii) is controlled by such Party or (iii) is under common control with such Party. The terms “control” and “controlled” mean ownership of fifty percent (50%) or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of a Person or the power to direct or cause the direction of the management of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Asset Purchase Agreement, including all Schedules and Exhibits hereto, as it may be amended from time to time in accordance with its terms.

“Allocation Schedule” has the meaning set forth in Section 2.06.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.02(d).

“Alternate Debt Financing” has the meaning set forth in Section 6.13(b).

“Assumed Contracts” has the meaning set forth in Section 2.01(e).

“Assumed Liabilities” means, subject to Section 2.03, all Liabilities: (i) for the accounts payable and accrued liabilities of the Business as of the Closing Date to the extent included in the calculation of Net Working Capital; (ii) for any Products returns that occur after the Closing; and (iii) under the Assumed Contracts to be paid or performed after the Closing relating to the period after the Closing, except that Buyer shall not assume any liabilities or obligations arising from or relating to (A) any breach or default by Seller under any such Assumed Contract occurring or arising prior to the Closing or (B) the payment of money with respect to any liability arising under any such Assumed Contract prior to the Closing, except in both cases of (A) and (B) as provided in subsection (i) of this definition.

“Assumed Purchase Orders” has the meaning set forth in Section 2.01(d).

“Audited Financials” has the meaning set forth in Section 4.06(b).

“Base Purchase Price” means $~~9~~11,500,000.

“Bill of Sale, Assignment and Assumption Agreement” has the meaning set forth in Section 3.02(a)(ii).

“Bridge Loan” means the loan from Buyer to Seller in the aggregate principal amount of up to $1,000,000 effective pursuant to the terms of the Secured Promissory Note, dated November 5, 2024.

“Borrowers” ~~has~~means the ~~meaning~~parties set forth in ~~Section 5.06(a).~~the Commitment Letter as borrowers.

“Business” means the business of developing, having developed, manufacturing, having manufactured, distributing, marketing and selling the Products.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Chicago, Illinois, New York, New York and San Francisco, California are authorized or required by Law to be closed for business.

“Business Information” has the meaning set forth in Section 6.04(a).

“Business IP” has the meaning set forth in Section 4.07(b).

“Business Interim Financial Statements” has the meaning set forth in Section 4.06(b).

“Buyer” has the meaning set forth in the preamble.

“Buyer Closing Certificate” has the meaning set forth in Section 7.03(d).

“Buyer Indemnitees” has the meaning set forth in Section 8.01(a).

“Buyer Termination Fee” means $500,000.

“Calculation Time” means as of immediately prior to the Closing.

“Cap” has the meaning set forth in Section 8.01(b)(ii).

“Carveout Financials” has the meaning set forth in Section 4.06(b).

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Date Payment” has the meaning set forth in Section 2.05(c).

“Closing Working Capital” has the meaning set forth in Section 2.08(a).

“Closing Working Capital Statement” has the meaning set forth in Section 2.08(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” ~~has the meaning set forth in Section 5.06(a).~~ means that certain commitment letter, dated as of date hereof, among the Borrowers and the Lenders.

“Common Stock” means Seller’s common stock, par value $0.01 per share.

“Company Plan” means each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other employee benefit or compensation plan, policy, program, practice, agreement or arrangement, including any compensation, equity or equity-based, incentive, fringe benefit, perquisite, profit-sharing, deferred compensation, bonus, pension, retirement, retention, severance, change of control, employment, consulting, supplemental unemployment benefit, survivor benefit, health or welfare benefit, dental benefit, disability benefit or life insurance plan, policy, program, practice, agreement or arrangement, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by Seller or any of its Affiliates, or (ii) with respect to which Seller or any of its Affiliates is a party or otherwise has any liability (including contingent liability).

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement executed by Seller and Buyer on August 26, 2022.

“Contracts” means any written or oral agreement, contract, term sheet, license, sublicense, instrument, commitment, note, development agreement, factoring agreement, invoice or any commitment to enter into any of the foregoing, in each case, that is binding upon a Person or by which its properties or assets are legally bound.

“CSCP” has the meaning set forth in Section 4.10(a).

“Debt Documents” has the meaning set forth in Section 6.13(d).

“Debt Financing” ~~has the meaning set forth in Section 5.06(a)~~means the debt financing the Lenders have committed to lend to Buyer pursuant to the Commitment Letter in an aggregate amount set forth therein.

~~“Debt Financing Failure” means that, despite all of the conditions set forth in ARTICLE VII having been satisfied or waived by the Party or  Parties entitled to the benefit thereof (other than conditions which, by their nature, are to be satisfied at the Closing, but which are capable of being satisfied at the Closing), the Debt Financing is not funded in full pursuant to the terms of the Commitment Letter on or prior to the date on which the Closing should have occurred pursuant to Section 3.01, but excluding the circumstances where (a) such failure of the Debt Financing to fund is caused by Buyer’s willful and material breach of Section 6.13(b) and on such date the Lenders are otherwise ready, willing and able to fund the full amount of the Debt Financing pursuant to the terms of the Commitment Letter and/or the Debt Documents, or (b) Buyer’s willful and material breach of this Agreement is the direct and proximate cause of such failure of the Debt Financing to be funded by the Lenders pursuant to the terms of the Commitment Letter and/or the Debt Documents (it being understood and agreed that, in the case of either clause (a) or (b), Buyer shall not be obligated to accept the funding of the Debt Financing that is provided on terms inconsistent with the Commitment Letter).~~

“Deductible” has the meaning set forth in Section 8.01(b)(i).

“Determination Date” has the meaning set forth in Section 2.08(c).

“DGCL” means Delaware General Corporation Law.

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Disputed Amounts” has the meaning set forth in Section 2.08(b).

“Dollars” or “$” means the lawful currency of the United States.

“ECL” means the funding commitment letter among RoundTable Healthcare Partners V, L.P., RoundTable Healthcare Investors V, L.P. and Acumen Health Holdings, LLC, pursuant to which RoundTable Healthcare Partners V, L.P. and RoundTable Healthcare Investors V, L.P. commit to make available to Buyer the requisite funds to consummate the Closing to the extent Buyer does not have access to other sources of funds at the time of Closing, in an aggregate cash amount of $13,000,000.

“Encumbrance” means any lien (statutory or otherwise), mortgage, security interest, pledge, deed of trust, option, right of first refusal or offer, restriction on transferability, defect of title or other claim, charge or encumbrance of any nature whatsoever on any property or property interest, or other similar encumbrance.

“Enforceability Exception” has the meaning set forth in Section 4.02.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Account” means the account maintained by the Escrow Agent pursuant to the Escrow Agreement in respect of Seller’s obligations under ARTICLE VIII.

“Escrow Agent” means CIBC National Trust Company.

“Escrow Agreement” means that certain Escrow Agreement, among Buyer, Seller and the Escrow Agent in the form of Exhibit C.

“Escrow Amount” means $500,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Liabilities” has the meaning set forth in Section 2.04.

“FDA” means the United States Food and Drug Administration and any successor agency thereto.

“FDCA” means the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 321 et seq.).

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or Alternate Debt Financing in connection with the Transactions, including the parties named in the Commitment Letter and any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ Representatives.

“Financial Statements” has the meaning set forth in Section 4.06(b).

“Final Working Capital” has the meaning set forth in Section 2.08(c).

“Escrow Release Date” has the meaning set forth in Section 8.07.

“Flow of Funds Statement” has the meaning set forth in Section 2.05(b).

“Fraud” means, “common law fraud” under Delaware Law in the making of any representation, warranty or certification in this Agreement or any Seller Ancillary Agreement or Buyer Ancillary Agreement.

“FTCA” means the Federal Trade Commission Act (15 U.S.C. § 41 et seq.).

“Fundamental Representations” has the meaning set forth in Section 7.02(a)(i).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any entity, department, commission, bureau, agency, political subdivision, branch, department, authority, board, court, arbitral body or other tribunal, official or officer, exercising executive, judicial, legislative, police, regulatory or administrative functions of or pertaining to government.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, settlement agreement or award entered by or with any Governmental Authority.

“Health Laws” means the applicable Laws and legally binding rules, regulations and codes of all local, state, federal, Governmental Authorities relating to the research, development, testing, manufacture, production, preparation, propagation, compounding, conversion, pricing, labeling, packaging, marketing, advertising, promotion, sale and distribution of a drug, device, cosmetic or other article subject to the jurisdiction of the FDA, supply or service, including the FDCA and the FTCA.

“Indebtedness” of any Person means all obligations, whether secured or unsecured, of such Person, without duplication, (i) for borrowed money (including any undrawn commitments under credit facilities), (ii) evidenced by notes, bonds, debentures, or similar instruments, (iii) for the deferred purchase price of property, business, assets, securities or services (including the maximum amount for “earn-outs”, holdbacks, post-closing true-ups, “seller notes” and milestone payments, in each case payable with respect to the acquisition of any business, property, services, assets or securities), (iv) in respect of leases that have been recorded as capital or finance leases in the Financial Information or which are required to be capitalized in accordance with GAAP, (v) in respect of banker’s acceptances or letters of credit issued or created for the account or benefit of such Person (including any letters of credit supporting any bonds), (vi) obligations of the types referred to in the preceding clauses (i) through (v) of any other Person secured by any Encumbrance on any Purchased Asset, (vii) guarantees (whether direct or indirect) of obligations of the type described in clauses (i) through (vi) above of any other Person and (viii) obligations in respect of distributions, dividends or other amounts payable to any stockholder.

“Indemnified Party” has the meaning set forth in Section 8.03(a).

“Indemnifying Party” has the meaning set forth in Section 8.03(a).

“Independent Accountants” means the Chicago office of KPMG LLP or, if KPMG LLP is unable to serve, an independent, nationally recognized U.S. accounting firm appointed by mutual agreement of Buyer and Seller.

“Intellectual Property” means all intellectual property and intellectual property rights, whether protected, created or arising under the laws of the United States or any non-U.S. jurisdiction including the following: (a) all patents, patent applications, and patent rights, including any such rights granted upon reissue, reexamination, division, extension, provisional, continuation, or continuation-in-part applications, (b) copyrights, moral rights, mask work rights, database rights, and design rights, in each case, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, (c) trademarks, service marks, trade names, service names, trade dress, logos, and other identifiers of same, including all goodwill associated therewith, and all common law rights and registrations and applications for registration thereof (collectively, “Trademarks”), (d) confidential and proprietary information, including rights relating to know-how or trade secrets, including ideas, concepts, methods, techniques, inventions (whether patentable or unpatentable), and other works, whether or not developed or reduced to practice, rights in industrial property, customer, vendor, and prospect lists, and all associated information or databases and other confidential or proprietary information, (e) rights in Internet domain names, (f) other proprietary rights in technology and (g) tangible embodiments of the foregoing.

“Interim Financial Statements” has the meaning set forth in Section 4.06(b).

“Inventory” means any and all inventory (including finished goods, raw materials, components, work-in-progress and similar items) of the Products owned by Seller (wherever located) immediately prior to the Closing.

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge after due inquiry of each of the following individuals: Justin Hall, Tommy Law, Tammy Atwood, Bree Harrison, Jen Scott and Kim Shartsis.

“Law” means each provision of any federal, national, state, local or foreign law, statute, ordinance, order, injunction, judgment, decree, ruling, writ, assessment, arbitration award, code, rule or regulation, promulgated or issued by any Governmental Authority, as well as any binding judgments, decrees, injunctions or agreements issued by or entered into with any Governmental Authority.

“Lenders” ~~has the meaning set forth in Section 5.06(a).~~means Capital One, National Association and CIBC Bank USA.

“Liabilities” means any liability or obligation, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Loan Payoff Amount” has the meaning set forth in Section 2.05(a).

“Losses” means losses, damages, judgments, settlements, levies, assessments, fines, Taxes, Liabilities, costs and expenses (including interest and penalties, costs of investigation and reasonable attorneys’, accountants’ and experts’ fees and expenses actually incurred in connection therewith, but excluding (i) consequential damages (including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple), except to the extent such damages were reasonably foreseeable and (ii) special or punitive damages except to the extent owed to Third Parties).

“Material Adverse Effect” means any change, event, development, effect or circumstance that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect (i) on the Business or the Purchased Assets, taken as a whole, or (ii) in the case of any Party, on such Party’s ability to execute or deliver this Agreement, to perform any of its obligations under this Agreement or to consummate any of the Transactions; provided, however, that solely with respect to the foregoing clause (i), “Material Adverse Effect” shall exclude any change, effect, development or circumstance to the extent arising or resulting from: (A) general conditions applicable to the economy of the United States or foreign economies in general, including changes in interest rates; (B) any act of God, natural disaster or extreme weather conditions or any epidemics, pandemics, disease outbreaks, or other public health emergencies; (C) acts of terrorism or war (whether or not declared) occurring prior to, on or after the date of this Agreement; (D) conditions generally affecting the industry in which the Business operates;  (E) any changes in applicable Laws or accounting rules (including GAAP) occurring after the date hereof; (F) the public announcement or pendency of the Transactions as a result of the identity of Buyer; or (G) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); except, in each case of clauses (A) through (E), to the extent such change, effect, development, or circumstance affects the Business in a materially disproportionate manner when compared to other businesses engaged in the industry.

“Material Customer” has the meaning set forth in Section 4.17.

“Material Parties” has the meaning set forth in Section 4.17.

“Material Supplier” has the meaning set forth in Section 4.17.

“Net Working Capital” means (a) the sum of the current assets of the Business to the extent included in the Purchased Assets, calculated in accordance with the principles set forth on Exhibit A (the “Agreed Accounting Principles”), minus (b) the sum of the current liabilities of the Business to the extent included in Assumed Liabilities, calculated in accordance with the Agreed Accounting Principles.

“New Commitment Letter” has the meaning set forth in Section 6.13(b).

“Notice of Superior Proposal” has the meaning set forth in Section 6.02(f).

“Notice Period” has the meaning set forth in Section 6.02(f).

“Ordinary Course of Business” means an action taken by Seller in connection with the Business that is consistent with the lawful past practices of Seller and is taken in the ordinary course of operations of the Business by Seller, including conduct of the manufacturing of the Products and the activities which are related to the distribution of the Products to customers.

“Organizational Documents” means, with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Outside Date” has the meaning set forth in Section 9.01(b)(ii).

“P&L Methodology” has the meaning set forth in Section 4.06(b).

“Permits” means all permits, licenses, franchises, approvals, authorizations and consents required to be obtained from Governmental Authorities.

“Permitted Encumbrance” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances with respect to a Liability incurred in the Ordinary Course of Business and under which Seller is not in default or delinquent; (ii) Encumbrances incurred in the Ordinary Course of Business in connection with worker’s compensation, unemployment insurance or other forms of governmental insurance or benefits; (iii) Encumbrances for Taxes which are not yet due or payable; ~~and~~ (iv) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business which are not, individually or in the aggregate, material to the Business or the Purchased Assets; and (v) any Encumbrance pursuant to the Bridge Loan.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, business association, organization, Governmental Authority or other entity including any successors or assigns (by merger or otherwise) of such entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, the portion of any Straddle Period ending on the Closing Date and including the Closing Date.

“Products” means the eyecare products set forth on Schedule 1.1.

“Products IP” means all of Seller’s right, title and interest to the Intellectual Property in existence as of immediately prior to the Closing, to the extent owned by Seller and Related to the Business or otherwise set forth on Schedule 1.2, including the right to receive any royalties, rights to sue and recover damages for past, present and future infringement, dilution, misappropriation, violation, unlawful imitation or breach of such Intellectual Property, including all rights of priority and protection of interests in such Intellectual Property.

“Products Registrations” means all applicable regulatory filings and listings for the Products held or filed by Seller.

“Products Trademarks” means all Trademarks Related to the Business, including those set forth on Schedule 4.07(c), and including registrations, modifications or applications for any of the foregoing, together with all goodwill associated with each of the foregoing.

“Proposition 65” has the meaning set forth in Section 4.10(a).

“Proxy Statement” has the meaning set forth in Section 6.11(a).

“Purchase Price” has the meaning set forth in Section 2.05(a).

“Purchase Price Allocation” has the meaning set forth in Section 2.06.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Qualifying Acquisition Proposal” has the meaning set forth in Section 6.02(c).

“Receivables” means all accounts receivable and other rights to payment for Products that are due and payable from customers of the Business and any unpaid interest or fees accrued thereon.

“Registered IP” has the meaning set forth in Section 4.07(a).

“Regulatory Documentation” means all documentation owned by Seller and in the possession of Seller or Seller’s Affiliates, or available to Seller from its manufacturers and contractors with the exertion of commercially reasonable efforts, relating to regulation of the Products by Governmental Authorities, including copies of all Permits, registration dossiers and packages, labels and regulatory certificates, correspondence with the FTC and FDA (including annual reports, expedited safety reports, and periodic safety update reports), relevant pricing information, medical inquiries, written responses thereto and standard communication letters to healthcare providers, suppliers, customers or patients relating to the Products, including the following: (i) a copy of the safety surveillance database; (ii) copies of all labeling for the Products; (iii) copies of the master batch record; (iv) copies of three (3) recently executed batch records, (v) copies of all FDA establishment inspection reports, inspectional observations on FDA Form 483s and responses thereto; (vi) enforcement letters issued by Governmental Authorities relating to the Products; (vii) copies of records required by FDA regulations; and (viii) copies of quality assurance audits of suppliers conducted by or on behalf of Seller.

“Related to the Business” means anything (i) primarily arising, directly or indirectly, out of, or primarily used or held for primary use in, the operation or conduct of the Business as conducted by Seller or (ii) primarily related to the Products.

“Representative” means, with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person.

~~“Required Amount” has the meaning set forth in Section 5.06(b).~~

“Required Amount” means an amount equal to the Purchase Price and all other amounts required to be paid by Buyer pursuant to this Agreement on the Closing Date.

“Resolution Period” has the meaning set forth in Section 2.08(b).

“Review Period” has the meaning set forth in Section 2.08(b).

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 4.06.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble.

“Seller Board” has the meaning set forth in the recitals.

“Seller Closing Certificate” has the meaning set forth in Section 7.02(e).

“Seller Common Stock” means Seller’s outstanding shares of Common Stock.

“Seller’s Continuing Business” means Seller’s continuing business and operations after the Closing, including development, manufacturing, distributing, marketing and otherwise commercializing and selling of hypochlorous acid based products used for wound care and urology purposes and applications (but expressly excluding the Business and the Products).

“Seller Determination” has the meaning set forth in Section 4.03.

“Seller Indemnitees” has the meaning set forth in Section 8.02(a).

“Seller Information” has the meaning set forth in Section 6.04(b).

“Seller Interim Financial Statements” has the meaning set forth in Section 4.06(b).

“Seller Marks” has the meaning set forth in Section 6.15.

“Seller Recommendation” has the meaning set forth in Section 4.03.

“Social Media Assets” means internet domain names, whether or not Products Trademarks, web addresses, web pages, websites and related content, accounts on X (formerly Twitter~~,~~), Facebook, Instagram and other social media companies and the content found thereon and related thereto, and URLs, in each case Related to the Business.

“Specifications” means manufacturing, technical, packaging and/or labeling specifications for the Products owned by Seller, including all specifications filed with Governmental Authorities.

“Statement of Objections” has the meaning set forth in Section 2.08(b).

“Stockholder Approval” means the authorization of the Transactions at the Stockholder Meeting by the affirmative vote of a majority of the voting power of the issued and outstanding Seller Common Stock in accordance with the provisions of the DGCL and the Seller’s Organizational Documents as in effect on the record date for such vote.

“Stockholder Meeting” has the meaning set forth in Section 6.11(d).

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Superior Proposal” has the meaning set forth in Section 6.02(i)(iii).

“Takeover Laws” has the meaning set forth in Section 6.02(d).

“Target Working Capital Value” means $800,000.

“Tax” or “Taxes” means (i) any federal, state, local, foreign or other taxes, levies, charges and fees or other similar assessments or liabilities in the nature of a tax, including any gross income tax, net income tax, franchise tax, capital gains tax, gross receipts tax, windfall profits tax, value-added tax, surtax, estimated tax, unemployment tax, severance tax, national health insurance tax, excise tax, license tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property (real or personal) tax, production tax, occupation tax, business tax, environmental tax, withholding tax, employment tax, payroll tax, customs duty, alternative or add-on minimum tax, escheat payments, abandoned or unclaimed property, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, and including any fine, penalty, assessment, addition to tax or interest, whether disputed or not and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any tax sharing arrangement or tax indemnity agreement), as a result of being a transferee or successor, by Contract or otherwise.

“Tax Return” means any return (including any information return or claim for refund), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Technical Information” means the Specifications and other technical documents included in the records Related to the Business (including safety, quality, testing, supply chain or performance of the Products).

“Termination Fee” means $500,000.

“Third Party” means any Person who or which is neither a Party nor an Affiliate of a Party.

“Third Party Claim” has the meaning set forth in Section 8.03(a).

“Transaction Documents” means this Agreement, Transfer Documents, the Transition Services Agreement, the Escrow Agreement and the other agreements, instruments and documents required to be delivered at the Closing.

“Transactions” has the meaning set forth in the recitals.

“Transfer Documents” has the meaning set forth in Section 3.02(a)(x).

“Transferring Employees” has the meaning set forth in Section 6.14.

“Transferred Records” has the meaning set forth in Section 2.01(c).

“Transition Period” has the meaning set forth in Section 6.15.

“Transition Services Agreement” means that certain Transition Services Agreement between Seller and Buyer (or its designated Affiliate) in the form of Exhibit D.

“Working Capital Deficit” has the meaning set forth in Section 2.08(d).

“Working Capital Excess” has the meaning set forth in Section 2.08(e).

“Willful Breach” means a material breach that is a consequence of an act or failure to act undertaken with the actual knowledge that the act or failure to act would cause a breach~~; provided, that if there is a Debt Financing Failure, Buyer’s failure to consummate the Closing to the extent as a result of such Debt Financing Failure shall not, in and of itself, constitute a Willful Breach by Buyer of Section 3.01 or any other provision of this Agreement.~~.

“Year-End Financial Statements” has the meaning set forth in Section 4.06(b).

ARTICLE II
PURCHASE AND SALE

Section 2.01     Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver, as applicable, to Buyer, and Buyer shall purchase from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in, to and under all of the following assets, properties and rights of every kind and nature, wherever located, tangible or intangible and whether now existing or hereafter acquired as of the Closing Date (other than the Excluded Assets) (collectively, the “Purchased Assets”):

(a)    the Products and the rights related thereto, including all sales, marketing and distribution rights;

(b)    all Products IP and Social Media Assets;

(c)    all books, documents, instruments, records, data and files (including all data and other information stored on discs, tapes or other electronic media) Related to the Business (collectively, the “Transferred Records”), including (i) all correspondence or other communications that Seller has had with a Governmental Authority relating to the Products, (ii) all Regulatory Documentation, (iii) all annual reports and adverse event reports for the Products, (iv) all other scientific or Technical Information, data or materials relating to the Products, (v) all brand plans, sales analyses, research data, marketing materials and advertising materials (including all list prices for the Products and lists of present, past and potential customers, suppliers, distributors and wholesalers), (vi) copies of all quality assurance audits of suppliers conducted by or on behalf of Seller and (v) copies of non-income Tax Returns relating to the Purchased Assets, the Business, or Assumed Liabilities;

(d)    all Receivables and outstanding purchase orders for the Products (the “Assumed Purchase Orders”);

(e)    all Contracts to which Seller is a party Related to the Business, including the Contracts set forth on Schedule 2.01(e) (collectively, the “Assumed Contracts”);

(f)    all Inventory;

(g)    all Permits and Products Registrations (in each case, including any pending applications therefor) held by Seller Related to the Business, including all Permits set forth on Schedule 4.18(b), in each case to the extent such Permits are transferable;

(h)    all goodwill of Seller to the extent associated with the Business or the Purchased Assets;

(i)    all of Seller’s rights, claims, credits, causes of action and rights of set-off against Third Parties Related to the Business (other than to the extent relating to any Excluded Liability or Excluded Asset), whether liquidated or unliquidated, fixed or contingent and all Third Party guarantees thereof, including claims pursuant to warranties, representations and guarantees made by suppliers, manufacturers, contractors and other Third Parties in connection with products or services purchased by or furnished to Seller and Related to the Business; provided that, for the avoidance of doubt, the foregoing shall in no event include any rights, claims, credits, causes of action or rights of set-off that Seller may have arising under this Agreement or as a result of the consummation of the transactions contemplated hereby;

(j)    any refunds of Taxes for any tax period (or portion thereof) beginning after the Closing Date or for which Buyer is liable pursuant to Section 6.12(a)(i) (with respect to a Straddle Period) or Section 6.12(a)(ii); and

(k)    all other assets of Seller (tangible or intangible) Related to the Business.

For the avoidance of doubt, the Purchased Assets shall not include the Excluded Assets as provided in Section 2.02.

Section 2.02     Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”):

(a)    all cash, cash equivalents (including marketable securities and short-term investments), bank accounts and their balances (including related books and records), lockboxes and deposits of, and any rights or interests in, the cash management system of Seller, including uncleared checks and drafts received or deposited for the account of Seller;

(b)    all rights under any Contracts, including those listed on Schedule 2.02(b), but excluding the Assumed Contracts;

(c)    all Company Plans and attributable assets of, or relating to, such plans, including all records, Contracts and arrangements associated with such Company Plans;

(d)    any Intellectual Property of Seller not Related to the Business;

(e)    Seller’s Organizational Documents and minute and equity ownership books and records having to do with the company organization or existence of Seller and its company seal;

(f)    all rights, claims, credits, causes of action or rights of set-off that Seller may have arising under this Agreement or as a result of the consummation of the transactions contemplated hereby;

(g)    any refunds of Taxes for any Pre-Closing Tax Period or for which Seller is liable pursuant to Section 6.12;

(h)    the Tax Returns and Tax records and reports of Seller other than those that are Purchased Assets;

(i)    all insurance policies of Seller, including claims thereunder and any claims or benefits in, to or under any express or implied warranties from suppliers of goods or services relating to Inventory sold by Seller prior to Closing;

(j)    all of Seller’s intercompany account balances with its Affiliates, including those related to the Products;

(k)    all assets, properties, and interests rights primarily used in or held for use in connection with the operation of Seller’s wound care and urology business;

(l)     the rights that accrue or will accrue to Seller under this Agreement and the other Transaction Documents; and

(m)   the other assets of Seller that are identified on Schedule 2.02(m).

Section 2.03     Assumed Liabilities. Upon and subject to the terms and conditions of this Agreement, from and after Closing, Buyer shall assume and become responsible for the Assumed Liabilities.

Section 2.04     Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, except for the Assumed Liabilities, Buyer does not and will not hereby assume any other liabilities of Seller (such other liabilities that are not assumed by Buyer are collectively referred to in this Agreement as the “Excluded Liabilities”). Seller shall retain, pay, satisfy, perform and discharge the Excluded Liabilities. Notwithstanding anything to the contrary herein, the following liabilities of Seller shall in no event be Assumed Liabilities:

(a)    all liabilities and obligations of Seller existing or accrued prior to the Closing, including all liabilities and obligations relating to or arising out of, directly or indirectly, the operation of the Business or Seller’s ownership, control or use of any assets prior to the Closing, excluding only the Assumed Liabilities;

(b)    all liabilities and obligations of Seller arising from the execution, delivery and performance of this Agreement or from the consummation of the transactions contemplated hereby;

(c)    all Indebtedness of Seller;

(d)    all liabilities and obligations relating to any current or former employees, agents or independent contractors of Seller in each case arising out of, accruing, relating to or in connection with their employment or service with (or termination of employment or service from) Seller or its Affiliates, including obligations (including damages and fees) with respect to any salary, wages, bonuses, commissions, workers’ compensation or other compensation, withholding Taxes of employees, termination and severance pay, retention payments, payments related to pension and pension funds, and all vacation and medical or other benefits;

(e)    all liabilities, obligations, claims, causes of action or Action, including any product liability and warranty claims or any claim for injury to any Person or property, arising out of any products (including the Products prior to the Closing) manufactured, sold, donated or otherwise disposed of, by or on behalf of Seller, or acts or omissions of Seller or events caused by Seller, including all liabilities, obligations, claims, legal proceedings or Action related to or arising out of (i) the return of Products sold by Seller provided such return occurs or is initiated prior to the Closing Date, (ii) coupon redemptions with respect to Products sold by Seller and (iii) post-Closing accruals or deductions taken by retailers, and any adjustments thereto, with respect to Products sold by Seller;

(f)    all Taxes for which Seller is liable pursuant to Section 6.12;

(g)    all Taxes of Seller or any member of any consolidated, affiliated, combined or unitary group of which Seller is or has been a member;

(h)    all liabilities and obligations relating to any Excluded Asset;

(i)    all liabilities and obligations in respect of any Company Plans or any other employee benefit or compensation plans, policies, programs, agreements or arrangements and all liabilities arising under Section 302 or Title IV of ERISA, Section 412 of the Code, Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code;

(j)    all expenses and service charges imposed by or incurred or payable with respect to services performed pursuant to an Assumed Contract prior to the Closing, except to the extent it is an Assumed Liability; and

(k)    all liabilities or obligations: (i) arising from or in connection with, any Action, any examination or request initiated by a Governmental Authority with respect to the Products or any violation or alleged violation of any Law or any other requirement of the FDA, FTC or any other Governmental Authority prior to the Closing; (ii) arising by reason of any breach or alleged breach by Seller of any Contract with respect to the events, acts, omissions or circumstances occurring or existing prior to Closing; and (iii) arising from or in connection with any overcharges to a Governmental Authority prior to the Closing.

Section 2.05     Purchase Price.

(a)    The aggregate purchase price for the Purchased Assets (the “Purchase Price”) shall be the Base Purchase Price, minus the amount of the principal and interest due and payable by Seller on the Closing Date pursuant to the terms of the Bridge Loan (the “Loan Payoff Amount”), plus the Working Capital Excess amount (if any) or minus the Working Capital Deficit amount (if any), plus the assumption of the Assumed Liabilities, subject to adjustment (if any) pursuant to Section 2.08.

(b)    Not less than two Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer a statement (the “Flow of Funds Statement”), executed by an authorized officer of Seller, setting forth (i) the Purchase Price and the wire instructions for payment of the Closing Date Payment and (ii) the wire instructions for payment of the Closing Date Payment and the Escrow Amount.

(c)    At Closing, the Loan Payoff Amount shall be reflected as a credit against the Purchase Price as set forth in subsection (a) above in the Flow of Funds Statement, and upon consummation of the Transactions all amounts due, owing and payable under the Bridge Loan shall be deemed fully paid and all obligations of Seller thereunder satisfied. Effective upon the Closing, Buyer shall release all Encumbrances on the Collateral (as defined in the Bridge Loan documents) in accordance with the Bridge Loan documents.

~~(e)~~(d)    At the Closing, Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to the account specified in the Flow of Funds Statement, an amount (the “Closing Date Payment”) equal to (i) the Purchase Price minus (ii) the Escrow Amount.

Section 2.06     Allocation of Purchase Price. No later than ninety (90) days after the Determination Date, Buyer shall prepare and deliver to Seller for its review and comment a statement setting forth the allocation of the sum of the Purchase Price, plus any Assumed Liabilities and any other amounts as required by applicable Tax Law to be treated as consideration for applicable Tax purposes, among the Purchased Assets, which allocation shall be made in accordance with the methodology set forth on Schedule 2.06 hereto (the “Allocation Schedule”), Section 1060 of the Code and any applicable U.S. Treasury Regulations (the “Purchase Price Allocation”). Seller shall notify Buyer in writing within fifteen (15) days after receipt of the Purchase Price Allocation of any disagreement or reasonable objections Seller may have with the Purchase Price Allocation, in which case Seller and Buyer shall use their good faith efforts to reach agreement thereon; provided, that, for the avoidance of doubt, the Parties agree that the methodology set forth in the Allocation Schedule shall not be the subject of any such disagreement or objections. In the event Seller and Buyer fail to so agree within thirty (30) days after Seller’s notice of disagreement has been delivered, then Seller and Buyer shall promptly engage the Independent Accountants to resolve the dispute in a manner that accords with the Allocation Methodology within forty-five (45) days of the engagement. Buyer and Seller shall each pay fifty percent (50%) of the fees and expenses of such accounting firm in connection with such engagement. In the event that Seller does not notify Buyer of any disagreement or reasonable objection within fifteen (15) days of receipt of the Purchase Price Allocation, such Purchase Price Allocation shall be deemed finally determined. The Purchase Price Allocation finally determined pursuant to this Section 2.06 shall be used by Buyer and Seller for all tax purposes, including preparation and filing of IRS Form 8594 and all other applicable Tax Returns, and no party hereto shall take or assert any position inconsistent therewith. The Purchase Price Allocation shall be modified as appropriate in accordance with this Section 2.06 to reflect any adjustments in the consideration (as determined for applicable Tax purposes) made following the Closing in accordance with this Agreement.

Section 2.07     Non-assignable Assets. Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 2.07, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Buyer of any Purchased Asset would result in a violation of applicable Law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Authority), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, thereof. Following the Closing for a period of one (1) year, Seller shall use commercially reasonable efforts, with Buyer’s cooperation, to obtain any such required consent, authorization, approval or waiver as promptly as possible to provide Buyer with such Purchased Asset and the related rights, obligations and responsibilities from and after the Closing; provided, however, that neither Seller nor Buyer shall be required to pay any consideration therefor. If any such consent, authorization, approval or waiver shall not be obtained or if any attempted assignment would be ineffective or would materially impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Buyer and Seller shall use commercially reasonable efforts to enter into such arrangements (such as sublicensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset to Buyer as of the Closing and the performance by Buyer of its obligations with respect thereto. Such arrangement may include Seller, to the maximum extent permitted by Law and the Purchased Asset, acting after the Closing for a period of up to one (1) year as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer; provided, that Buyer shall undertake to pay, perform and/or satisfy the corresponding Liabilities of Seller thereunder from and after the Closing Date for the enjoyment of such benefit to the extent Buyer would have been responsible hereunder if such consent, authorization, approval or waiver had been obtained.

Section 2.08     Working Capital Adjustment.

(a)    On or before the date that is ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Seller a written statement (the “Closing Working Capital Statement”) setting forth Buyer’s proposed final computation of Net Working Capital as of the Calculation Time (“Closing Working Capital”). The Closing Working Capital Statement shall be prepared in accordance with the Agreed Accounting Principles.

(b)    Beginning on, and continuing for a period of thirty (30) days after Buyer’s delivery of the Closing Working Capital Statement (such period, the “Review Period”), Seller shall have the right to review the Closing Working Capital Statement. During the Review Period, Seller and its authorized Representatives shall have reasonable access, during normal business hours and on reasonable advance notice, to the books and records of Buyer (including work papers prepared by Buyer or its agents and Representatives, subject to the execution of customary access letters) to the extent related to the preparation of the Closing Working Capital Statement, in each case solely for the purposes of reviewing the Closing Working Capital Statement and, if applicable, preparing a Statement of Objections; provided that in no event shall any such access be in a manner that unreasonably interferes with the normal operations of Buyer or any of its Affiliates. On or prior to the last day of the Review Period, Seller may object to the Closing Working Capital Statement by delivering to Buyer a written statement setting forth Seller’s objections thereto in reasonable detail (a “Statement of Objections”). If Seller fails to deliver a Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and Buyer’s calculation of the Closing Working Capital reflected in the Closing Working Capital Statement shall be deemed to have been accepted by Seller and shall be final and binding for all purposes of this Agreement. If Seller delivers a Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of such Statement of Objections (the “Resolution Period”), and, if all such objections are so resolved within the Resolution Period, the Closing Working Capital Statement and the Closing Working Capital as so agreed in writing between Buyer and Seller, shall be final and binding for all purposes of this Agreement. If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the Independent Accountants who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Closing Working Capital Statement and Closing Working Capital. The Independent Accountants shall only decide the specific items under dispute between Buyer and Seller in accordance with the terms of this Agreement, and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively. Buyer and Seller shall instruct the Independent Accountants to make a determination as soon as practicable within thirty (30) days (or such other time as Buyer and Seller shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement and/or the Closing Working Capital shall be conclusive and binding upon the Parties, absent fraud or manifest error. In no event shall Buyer or Seller have any ex parte communications with the Independent Accountants with respect to any dispute resolution hereunder. The fees and expenses of the Independent Accountants shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based on the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer, with such allocation of fees and expenses to be determined by the Independent Accountants as part of the determinations contemplated hereby.

(c)    The calculation of the Closing Net Working Capital, as finally determined pursuant to this Section 2.08, is referred to herein as the “Final Working Capital”. The date on which the Final Working Capital is finally determined in accordance with this Section 2.08 is referred to herein as the “Determination Date.”

(d)    If the Final Working Capital is less than the Target Working Capital Value (the amount by which Final Working Capital is less than the Target Working Capital Value, expressed as an absolute value, the “Working Capital Deficit”), then, within five (5) Business Days after the Determination Date, Buyer and Seller shall send a joint disbursement notice to the Escrow Agent instructing the Escrow Agent to disburse to Buyer an amount equal to the Working Capital Deficit amount. The parties acknowledge and agree that Buyer’s sole and exclusive source of recovery for any Working Capital Deficit shall be the Escrow Amount.

(e)    If the Final Working Capital is greater than the Target Working Capital Value (the amount by which Final Working Capital exceeds the Target Working Capital Value, expressed as an absolute value, the “Working Capital Excess”), then, within five (5) Business Days after the Determination Date, Buyer shall pay to Seller an amount in cash equal to the Working Capital Excess by wire transfer of immediately available funds to an account specified in writing to Buyer by Seller; provided, however, in no event shall Buyer be obligated to pay more than $500,000 pursuant to this Section 2.08(e) in respect of any Working Capital Excess.

Section 2.09     Withholding Tax. Buyer shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts that Buyer is required to deduct and withhold under applicable Tax Law. Buyer shall use commercially reasonable efforts to provide Seller with written notice of its intent to withhold at least ten (10) days prior to the Closing with a written explanation substantiating the requirement to deduct or withhold, and the parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate any such withholding to the maximum extent permitted by Tax Law. To the extent that amounts are so withheld and paid over to the appropriate tax authority by Buyer, all such withheld amounts shall be treated for purposes of this Agreement as having been paid and delivered to the Person with respect to which such deduction or withholding was imposed.

ARTICLE III
CLOSING

Section 3.01     Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts), at 10:00 a.m. Chicago time, on the third Business Day after all of the conditions to Closing set forth in ARTICLE VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date.” The Closing shall be effective as of 11:59 p.m. Chicago time on the Closing Date.

Section 3.02     Closing Deliverables.

(a)    At the Closing, Seller shall deliver to Buyer the following:

(i)     a certification of Seller’s good standing issued by the Secretary of State of the State of Delaware as of a date not more than five Business Days prior to the Closing Date;

(ii)     a bill of sale, assignment and assumption agreement in the form of Exhibit B (the “Bill of Sale, Assignment and Assumption Agreement”), duly executed by Seller;

(iii)     a copy of each third party or Governmental Authority notice or consent set forth on Schedule 4.05;

(iv)     the Seller Closing Certificate;

(v)     the certificates of the Secretary or Assistant Secretary of Seller required by Section 7.02(e) and Section 7.02(f);

(vi)     customary release and payoff letters, duly executed by or on behalf of the applicable lenders or other holders, in connection with the repayment by Seller of any Indebtedness with respect to the Business at the Closing, accompanied by a confirmation of automatic release of any liens (including UCC-3 termination statements for any financing statements encumbering the Purchased Assets) upon the payment of the amount set forth in such payoff letters, in each case, in form and substance reasonably acceptable to Buyer, each delivered to Buyer at least three (3) Business Days prior to the Closing;

(vii)     an IRS Form W-9 duly and properly executed by Seller;

(viii)     a counterpart to each of the Transition Services Agreement and the Escrow Agreement, each duly executed by Seller;

(ix)     instruments of assignment in respect of any registered, issued, or applied-for Intellectual Property being transferred as part of the Purchased Assets, executed by Seller in forms reasonably acceptable to Buyer; and

(x)     with respect to the Purchased Assets, such other instruments of sale, conveyance, transfer, assignment and assumption between Seller and Buyer (or its designated Affiliate), as necessary under the Law in order to transfer all right, title and interest of Seller in, to and under the Purchased Assets in accordance with the terms hereof and for Buyer to assume the Assumed Liabilities (collectively, the foregoing and the Bill of Sale, Assignment and Assumption Agreement, the “Transfer Documents”), duly executed by Seller.

(b)    At the Closing, Buyer shall deliver to Seller the following:

(i)     an amount in cash, by wire transfer of immediately available funds to the account(s) specified by Seller, equal to the Base Purchase Price minus the Escrow Amount;

(ii)     a counterpart to each of the Bill of Sale, Assignment and Assumption Agreement, the Escrow Agreement, and the Transition Services Agreement, each duly executed by Buyer (or its applicable Affiliate); ~~and~~

(iii)     the Buyer Closing Certificate; and

~~(iii)~~(iv)     a customary release and payoff letter, duly executed by the Buyer, in connection with the repayment of the Bridge Loan as contemplated by Section 2.05 of the Agreement, accompanied by a confirmation of automatic release of any Encumbrances (including UCC-3 termination statements for any financing statements encumbering the Collateral (as defined in the Bridge Loan)), in each case, in form and substance reasonably acceptable to Seller, each delivered to Seller at least three (3) Business Days prior to the Closing.

(c)    At the Closing, Buyer shall also pay the Escrow Amount, by wire transfer of immediately available funds, to the account designated by the Escrow Agent

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Except (i) as set forth in the registration statements, reports and other documents filed by Seller with the SEC or furnished by Seller to the SEC under the Securities Act and the Exchange Act since January 1, 2022 and publicly available not less than two (2) Business Days prior to the date of this Agreement (the relevance of which disclosure is reasonably apparent in such reports and other than any disclosures contained under captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (ii) as set forth in the correspondingly numbered sections of the Disclosure Schedules delivered to Buyer by Seller contemporaneously with the execution and delivery of this Agreement, Seller makes the following representations and warranties to Buyer as set forth in this Article IV as of the date hereof and as of the Closing Date.

Section 4.01     Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite corporate power and authority to own, lease and operate the Purchased Assets as they are now owned and operated and to carry on the Business as it is now being conducted. Other than the jurisdictions listed on Schedule 4.01, there are no jurisdictions in which the conduct of the Business by Seller as of immediately prior to the Closing or the ownership or lease of the Purchased Assets requires such qualification under applicable Law, except where the failure to be so qualified would not be materially adverse to the Business.

Section 4.02     Due Authorization. Subject to obtaining Stockholder Approval and Section 6.02, Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Transaction Documents, and the execution and delivery of this Agreement and the Transaction Documents and the performance of all of its obligations hereunder and thereunder has been duly authorized by the board of directors of Seller and any additional necessary corporate action. This Agreement and the Transaction Documents have been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer, constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their terms, except as enforceability may be limited or affected by (a) applicable bankruptcy, insolvency, moratorium, reorganization or other Laws of general application relating to or affecting creditors’ rights generally and (b) Laws relating to specific performance, injunctive relief or other equitable remedies or general principles of equity (the “Enforceability Exception”).

Section 4.03     Board Approval. The Seller Board, at a meeting duly called and held, has unanimously approved and declared advisable and in the best interests of Seller and its stockholders this Agreement and the Transactions upon the terms and subject to the conditions set forth herein (the “Seller Determination”) and resolved to recommend that Seller’s stockholders approve this Agreement and approve the Transactions in accordance with the provisions of the DGCL (the “Seller Recommendation”), which resolutions have not been rescinded, modified or withdrawn in any way except, if applicable, to the extent permitted by Section 6.02. Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of Seller required under applicable Law, Contract or otherwise to approve the Transactions. Assuming that Buyer’s representation in Section 5.07 is true and correct, no other Takeover Laws apply or purport to apply to this Agreement or the Transactions.

Section 4.04     Assets.

(a)    Seller has good and valid title to all of the Purchased Assets, free and clear of any Encumbrances, other than Permitted Encumbrances. Upon the Closing, Seller will transfer to Buyer good and valid title to the Purchased Assets, free and clear of any Encumbrances, other than Permitted Encumbrances.

(b)    Seller does not have any Affiliates that hold any assets Related to the Business or that would otherwise constitute Purchased Assets if they were held by Seller. The Purchased Assets (i) constitute all of the assets (tangible and intangible) Related to the Business and (ii) are sufficient for the continued conduct of the Business in substantially the same manner as conducted prior to the Closing.

(c)    The Purchased Assets that are tangible assets are in good operating condition and repair, except for ordinary wear and tear.

(d)    The Purchased Assets do not include any capital stock or other equity interest in any Person or any real property.

Section 4.05     No Conflicts; Consents.

(a)    No notifications, consents, registrations, approvals, permits or authorizations are required to be obtained by Seller from any Governmental Authority in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents by Seller or the consummation of the Transactions, except for (i) the filing with the SEC of the Proxy Statement and actions described in Section 6.11 including the satisfaction of any comments of the SEC or its staff regarding the Proxy Statement, (ii) the filings and notices required by the NYSE American LLC and (iii) such other notifications, consents, registrations, approvals, permits or authorizations that are required to be obtained by Seller from a Governmental Authority.

(b)    The execution, delivery, and performance of this Agreement by Seller, and, assuming receipt of Stockholder Approval, the consummation by Seller of the Transactions do not and will not: (i) assuming that all notifications, consents, registrations, approvals, permits or authorizations contemplated by Section 4.05(a) have been obtained or made, conflict with or violate any Law or Governmental Order applicable to Seller, the Business or the Purchased Assets; (ii) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Seller; (iii) except as set forth on Schedule 4.05(b)(iii), require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Assumed Contract, except in the case of each of clauses (i) and (iii) that would be materially adverse to the Business.

Section 4.06     SEC Reports; Financial Statements; Undisclosed Liabilities. Except (i) as set forth on Schedule 4.06 or (ii) as set forth in the registration statements and reports filed by Seller with the SEC under the Securities Act and the Exchange Act since January 1, 2022 (the “SEC Reports”) and publicly available at least two (2) Business Days prior to the date of this Agreement: Seller has filed all reports required to be filed by Seller with the SEC under the Exchange Act since January 1, 2022.

(a)    As of its respective date, or, if amended, as of the date of the last such amendment, each of the SEC Reports when filed or furnished (or, if applicable, when amended) complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act, and the Sarbanes‑Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, each as in effect on the date that such SEC Report was filed and, except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Reports. To the Knowledge of Seller, as of the date hereof, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation.

(b)    The consolidated financial statements of Seller included in the SEC Reports (“Audited Financials”), the unaudited statements of income of the Business for the years ended December 31, 2022 and December 31, 2023 (the “Carveout Financials” and, together with the Audited Financials, the “Year-End Financial Statements”), the unaudited interim consolidated balance sheet of Seller as of June 30, 2024 and the related unaudited interim consolidated statements of income of Seller for the six (6) months then ended (the “Seller Interim Financial Statements”), and the unaudited interim statements of income of the Business as of June 30, 2024 for the six (6) months then ended (the “Business Interim Financial Statements”, collectively with the Seller Interim Financial Statements, the “Interim Financial Statements”, and collectively with the Year-End Financial Statements, the “Financial Statements”), in each case, except for the Audited Financials, set forth on Schedule 4.06(b) (i) have been derived from the accounting books and records of Seller, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S‑X), subject to the exceptions and methodology with respect to the Carveout Financials as provided in this Section 4.06(b), (iii), as it relates to the Audited Financials, fairly present, in all material respects, Seller’s consolidated financial position and, where included, the consolidated stockholders’ equity as of the dates thereof and the consolidated results of operations and, where included, consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of notes), (iv) as it relates to the Carveout Financials prepared as provided below in this Section 4.06(b), fairly present, in all material respects, the financial position and results of operations and cash flows of the Business for the applicable fiscal period presented therein and (v) are complete in all material respects to the extent related to the Business; provided that the Carveout Financials and the foregoing representations and warranties are, with respect to the Carveout Financials, qualified by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that the Business would incur on a standalone basis. Schedule 4.06(b) also sets forth a description of the allocation methodology used by Seller in the preparation of the Carveout Financials with respect to the allocation of income and expenses to the Business on a standalone basis (the “P&L Methodology”). The P&L Methodology has been designed to ensure that the Carveout Financials reflect the results of operations of the Business on a standalone basis, and the Carveout Financials have been prepared in accordance with the P&L Methodology. Schedule 4.06(b) includes an indication of each item of the Carveout Financials that has been included therein on the basis of an estimated allocation pursuant to the P&L Methodology and the amount of such allocation.

(c)    There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Seller, threatened, in each case regarding any accounting practices of Seller.

(d)    Seller does not have any material Liabilities of any nature relating to the Business, except (i) for Liabilities incurred in the ordinary course of the Business since March 31, 2024 and (ii) for Liabilities arising out of or in connection with this Agreement or the Transactions.

Section 4.07     Intellectual Property.

(a)    Schedule 4.07(a)(i) sets forth each item of patented or registered Intellectual Property and applications therefor that is included in the Products IP (the “Registered IP”). All necessary registration, maintenance and renewal fees currently due in connection with the Registered IP have been made, and all necessary documents, recordations and certificates in connection with such Registered IP have been filed with the relevant Governmental Authority to prosecute or maintain such Registered IP. No interference, opposition, reissue, reexamination or other similar proceeding is pending in which any Registered IP is being contested or challenged. Except as set forth on Schedule 4.07(a)(ii), all Registered IP is exclusively owned by Seller and is valid, subsisting, and enforceable. Except as set forth on Schedule 4.07(a)(iii), no funding or resources of any Governmental Authority or research or educational institution were used to develop any part of the Products IP.

(b)    Except as set forth on Schedule 4.07(b)(i), Seller exclusively owns and possesses, all right, title and interest in and to, or has a valid and enforceable written license to use, all Intellectual Property used in or necessary for the operation of the Business (the “Business IP”). The Products IP constitutes all of the Intellectual Property that is Business IP. Seller owns the Products IP free and clear of any Encumbrances. Except as set forth on Schedule 4.07(b)(ii), to the Knowledge of Seller, no Person has infringed, diluted, misappropriated, or otherwise violated, or is infringing, diluting, misappropriating, or otherwise violating any Products IP, and Seller has not brought or threatened any action against any Person based on any allegations of such infringement, dilution, misappropriation, or other violation.

(c)    Schedule 4.07(c) sets forth a true and complete list of all Products Trademarks.

(d)    Neither the conduct of the Business nor the use of the Products as intended by Seller infringes, dilutes, misappropriates, or otherwise violates, or has in the past six (6) years infringed, diluted, misappropriated, or otherwise violated the Intellectual Property of any Person. Seller has not received any written notices, requests for indemnification or threats from any Person related to the conduct of the Business or the use of the Products infringing, diluting, misappropriating, or otherwise violating the Intellectual Property of any Person. No action, arbitration, proceeding, litigation or suit commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator have been filed against Seller, and Seller has not received written notice in the six (6) years prior to the date hereof: (i) challenging the scope, ownership, validity or enforceability of any Products IP, or (ii) alleging that the conduct of the Business or the use of the Products infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property of any Person.

(e)    Each Person who is or was an employee of or consultant to Seller who has participated in the development of any Business IP has signed an agreement assigning to Seller all Intellectual Property developed by such employee or consultant, independently or with others, during the course of its employment by or engagement with Seller. No current employee or consultant or former employee or consultant of Seller has any right, license, claim or interest whatsoever in or with respect to any Business IP.

(f)    Seller has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and its other confidential Intellectual Property Related to the Business. To Seller’s Knowledge, there has been: (i) no misappropriation, unauthorized disclosure or use of confidential information or trade secrets, research and development results or other know-how of Seller in relation to the Business; and (ii) no confidential information relating to the Business authorized to be disclosed to any employee or third Person other than pursuant to a non-disclosure agreement that adequately protects the proprietary interests of Seller and the Business.

(g)    Neither the execution, delivery or performance of this Agreement or any Transaction Documents nor the consummation of any of the Transactions or any such Transaction Documents, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Products IP; (ii) a reduction of any royalties, revenue sharing or other payments Seller would otherwise be entitled to with respect to any Products IP; or (iii) a loss of any rights in or any material Encumbrance on any Products IP.

(h)    Schedule 4.07(h) sets forth all Contracts pursuant to which any Business IP has been licensed, sold, assigned or otherwise conveyed or provided from any Person to Seller other than non-exclusive licenses to “off-the-shelf” third-party software that is generally available on standard commercial terms that is not intended to be distributed in connection with any Product and is not incorporated into, or used in the development, testing, distribution, delivery, maintenance or support of, any Product.

(i)    Schedule 4.07(i) sets forth all Contracts pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Products IP. Seller is not bound by, and no Products IP is subject to, any contract, agreement, commitment, understanding or instrument containing any covenant or other provision that in any way limits or restricts the ability of Seller to use, exploit, assert or enforce any Products IP.

Section 4.08     Litigation. There is, and since January 1, 2022, there has been, no material Action or legal proceeding by any Person pending or, to Seller’s Knowledge, threatened against Seller or any of its Affiliates involving the Business, the Products, the Purchased Assets or this Agreement, the Transaction Documents or any of the Transactions. To Seller’s Knowledge, there is no act, omission, event or circumstance relating to Seller’s activities and conduct that would reasonably be expected to give rise to or lead to any material Action against Seller involving the Business, the Products or the Purchased Assets. Since January 1, 2022, there have been no material adverse complaints regarding the Business, the Products or the Purchased Assets. There are no Actions pending in which Seller is the plaintiff or claimant and which involve or relate to the Business, the Products or the Purchased Assets. Seller is not a party to any Action to recover monies due it or for Losses sustained by it related to the Business, the Products or the Purchased Assets.

Section 4.09     Tax Matters. Except as provided on Schedule 4.09:

(a)    All Tax Returns required to be filed by Seller with respect to the Business or the Purchased Assets were timely filed (taking into account applicable extensions validly obtained), and were correct, complete and in compliance with applicable Law in all material respects. Seller is not currently the beneficiary of any extension of time within which to file any such Tax Return.

(b)    All Taxes of Seller with respect to the Business or the Purchased Assets (whether or not shown or required to be shown on any Tax Return) have been timely paid (taking into account applicable extensions validly obtained).

(c)    There are no Encumbrances on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax (other than Permitted Encumbrances).

(d)    No claim has ever been made by any Governmental Authority in a jurisdiction where Seller does not file a Tax Return that Seller is or may be subject to Tax by that jurisdiction with respect to the Business or the Purchased Assets. There has not been any audit, action, suit, examination, assessment, dispute, claim or other similar proceedings concerning any Tax liability of Seller claimed or raised by any Governmental Authority, and all deficiencies asserted or assessments made by any Governmental Authority concerning any Tax liability of Seller have been paid in full or otherwise finally resolved, in each case with respect to the Business or the Purchased Assets. No Action regarding Taxes is pending, proposed or threatened against Seller with respect to the Business or the Purchased Assets.

(e)    Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the Business or the Purchased Assets.

(f)    All monies required to be withheld by Seller (including from employees of the Business for income Taxes and social security and other payroll Taxes) have been duly and timely collected or withheld, and either timely paid to the respective taxing authorities, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books of the Business, in each case with respect to the Business or the Purchased Assets.

(g)    Seller has properly collected, reported and remitted all applicable sales, use value added and similar Taxes with respect to its customers or has properly received and retained any appropriate tax exemption certificates and other documentation for all sales made without charging or remitting such Taxes with respect to the Business or the Purchased Assets.

(h)    None of the Purchased Assets is properly treated as owned by persons other than Seller for income Tax purposes.

(i)    There are no Tax rulings, requests for rulings or closing agreements relating to the Purchased Assets or the Business which could affect Buyer’s liability for Taxes with respect to the Business or the Purchased Assets.

(j)    Seller has no liability for the Taxes of any other Person other than pursuant to an agreement or arrangement entered into in the ordinary course of business on customary terms the principal purpose of which is unrelated to Taxes.

(k)    Seller has not engaged in any reportable transaction under Treasury Regulations Section 1.6011-4(b) or any comparable provision of applicable Law.

Section 4.10     Regulatory Matters.

(a)    Except as set forth on Schedule 4.10(a), since January 1, 2019, each of the Products have been designed, manufactured, packaged, labeled, stored, tested, distributed, imported, exported, and otherwise marketed and promoted in material compliance with all applicable requirements under the FDCA, and implementing regulations of the FDA, the FTC, or any similar governmental entity, the FTCA and its implementing regulations, California’s Safe Drinking Water and Toxic Enforcement Act of 1986 (“Proposition 65”) and its implementing regulations, the California Safe Cosmetics Program (“CSCP”) and its implementing regulations, and all other laws regarding developing, importing, exporting, formulating, testing, manufacturing, storing, labeling, advertising, marketing, distributing or promoting the Products including (i) good manufacturing practice requirements, (ii) labeling requirements, (iii) requirements pertaining to the truth, accuracy, and substantiation of claims used in labeling and advertising, and (iv) requirements regarding complaint handling and adverse event reporting. To the Seller’s Knowledge, there are no allegations that the Seller, or any of its respective products, are in violation of the FDCA, Proposition 65, CSCP, or any other applicable Laws, ordinances, regulations, consent decrees, court orders, or rules pertaining to the operations or products of Seller. The Products are not misbranded or adulterated as defined in the FDCA and relevant regulations.

(b)    Seller is in possession of all required marketing authorizations required by the FDCA and FDA’s implementing regulations, including any marketing authorizations required as a result of any modifications to the design or performance of a Product, to its labeling or packaging or to its indications for use, after initially receiving marketing authorization from FDA, except where such a lack of such possession would not reasonably be expected to be material to the Business.

(c)    Since January 1, 2019, there have not been and are not now any investigations, adverse third party allegations or actions, claims, proceedings, demands, complaints, hearings, demand letters, warning letters, untitled letters, or requests for information pending or in effect against Seller for failure to comply with any Health Law or consumer protection Law (including but not limited to false advertising laws), including any pending or threatened (in writing) action against Seller or any of its Affiliates, officers or employees, in any court or by or before any Governmental Authority, with respect to the Products, or Seller’s obligations set forth herein, including any which may adversely affect Seller’s ability to perform its obligations under this Agreement.

(d)    Since January 1, 2019, neither Seller nor any of its Affiliates, has been the subject of a legal, administrative, enforcement, or other adverse action initiated by FDA or another Governmental Authority where it was alleged that Seller or any of its Affiliates violated the FDA, and to the Knowledge of Seller, neither the FDA nor any other Governmental Authority will or is considering such an action, in each case with respect to the Purchased Assets, the Products or the Business.

(e)    The Products have been designed, manufactured, packaged, labeled, processed, and distributed in material compliance with all applicable Governmental Authority requirements, including FDA good manufacturing practice requirements, such as cGMP and/or QSR.

(f)    Since January 1, 2019, neither Seller nor any of its Affiliates has initiated any recall, product correction, or taken any other field action, including but not limited to market withdrawal, relative to any Product.

(g)    Neither Seller nor its Affiliates or any manufacturers of the Products or of the raw materials for the Products, have received any Form FDA 483 observations, warning letters, notice of violation letters, untitled letters or other communications from any Governmental Authority regarding violations or potential violations of Laws related to the Products that would reasonably be expected to adversely impact the manufacture, distribution, or the marketing of the Products. Neither Seller nor any of its Affiliates has received any written notice from any Governmental Authority that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on, or request the recall of the Products, or that it has commenced or threatened to initiate any action to enjoin or place restrictions on the Products or distribution of the Products or to initiate any other form of enforcement action.

(h)    Neither Seller nor any of its Affiliates has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to initiate an investigation or enforcement action pursuant to its Compliance Policy Guide Section 120.100 “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto.

(i)    Neither Seller nor, to the Knowledge of Seller any of its Affiliates or its or their officers, key employees, or agents, has been convicted of any crime, subjected to civil monetary penalties, or engaged in any conduct that would reasonably be likely to result in prosecution or imposition of civil monetary penalties under the FDCA or FDA implementing regulations.

Section 4.11     Product Liability; Warranty.

(a)    Except as set forth on Schedule 4.11(a), since January 1, 2019, there have been no active, settled, terminated, pending or, to Seller’s Knowledge, threatened product liability, recall, warranty or other similar claims by any Third Party (whether based in contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from the sale or use of the Products, and Seller has not received written notice of and does not have Knowledge of any: (i) claim or allegation of personal injury, death or property or economic damages, (ii) claim for punitive or exemplary damages, (iii) claim for contribution or indemnification, or (iv) claim for injunctive relief related to the sale or use of the Products.

(b)    Except as set forth on Schedule 4.11(b), Seller has not made any warranties with respect to the Products other than those warranties expressly made by the original manufacturer of such Product, contained in the literature or trade dress accompanying the Products or imposed by applicable Law.

Section 4.12     Inventory.

(a)    All of the Inventory of the Business (i) consists of items of a quality and quantity usable and merchantable, (ii) consists of items with appropriate dating and that are not damaged, slow-moving, obsolete, defective or below standard quality, (iii) complies in all material respects with all applicable Specifications and all applicable Laws, including all regulatory requirements, (iv) to Seller’s Knowledge, has been manufactured, produced, packaged, labeled, stored and loaded for shipment in accordance in all material respects with all applicable Laws, specifications of Seller, and applicable cGMP requirements, (v) is not and has not been pledged as collateral or otherwise subjected to any Encumbrance, (vi) is not held on consignment, and (vii) is free of any material defect or deficiency, in each case as such Product is supplied to Seller in the Ordinary Course of Business. The quantities of each item of such Inventory are consistent, in all material respects, with the past practices of the Business and sufficient for the normal operation of the Business. Since January 1, 2024, there have not been any write-downs of the value of, or establishment of any reserves against, any such Inventory except for write-downs and reserves in the Ordinary Course of Business determined in accordance with GAAP.

(b)    Seller has not (i) ordered Inventory substantially in excess of historic levels, (ii) changed any practice which would reasonably be expected to result in an increase in supply of Inventory, as compared to the normal historical levels for the Business, or (iii) engaged in any other activity that reasonably could be expected to result in an increase in supply of Inventory substantially in excess of historic levels following the Closing Date.

Section 4.13     Customer Inventory. Neither Seller nor any of its Affiliates has (i) induced, encouraged or attempted to induce or encourage any customers (including wholesalers and distributors) to purchase or maintain inventory of the Products in quantities in excess of their current needs, (ii) shipped Products to customers substantially in excess of historic levels or otherwise, through special payments incentives or otherwise, (iii) changed any practice which would reasonably be expected to result in decreased orders from customers, as compared to the normal historical orders from such customer or (iv) engaged in any form of “channel stuffing” or other activity that reasonably could be expected to result in a reduction, temporary or otherwise, in the demand for, sales of, or an increase in the returns of, the Products following the Closing Date. Except as set forth on Schedule 4.13, to Seller’s Knowledge, there exists no build-up of any customer’s inventory level of the Products beyond such customer’s normal historical inventory level.

Section 4.14     Absence of Certain Changes, Events and Conditions. Except as set forth on Schedule 4.14, since January 1, 2024, the Business has been conducted in the Ordinary Course of Business, including with respect to maintenance of inventory levels, promotional sales, rebates or discounts, other activities that were intended to accelerate sales, collection of accounts receivable, payment of accounts payable and maintenance of assets, and Seller and the Business have not: (a) experienced an event, circumstance, condition, change or development that, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect, (b) experienced any material loss, damage or destruction of assets related to the sale of the Products (whether or not covered by insurance), (c) experienced any material supply disruption, supplier dispute or slowdown or stoppage of supply, with respect to the Products, (d) with respect to any customer included in a customer or other list included in the Transferred Records, received any written notice that such customer intends to materially reduce its business with or cease doing business with the Business, (e)  sold, transferred, licensed or disposed of assets that would have been included in the Purchased Assets, other than sales of Inventory in the Ordinary Course of Business, (f) changed any of the terms and conditions with respect to the pricing of the Products or supplies relating to the Product, (g) other than in the Ordinary Course of Business, modified or amended any Assumed Contract or waived, released or assigned any material rights or claims under any Assumed Contract, (h) failed to use commercially reasonable efforts to maintain and preserve intact in all material respects goodwill related to the Products, including the Products IP relationships with Material Customers and Material Suppliers, (i) settled or waived any material Actions with respect to the Business, (j) disclosed any material nonpublic information with respect to the Business that Seller previously maintained as confidential information (other than pursuant to agreements requiring the recipient to maintain the confidentiality of and preserving all rights of Seller in such confidential information, as disclosed in its SEC Report or otherwise required by applicable Law), or (k) taken any action that would have been prohibited or otherwise restricted under Section 6.01(c) or (d).

Section 4.15     Material Contracts.

(a)    Seller has delivered to Buyer true and correct copies of each of the Assumed Contracts and Assumed Purchase Orders or, with respect to any oral contracts included in the Assumed Contracts or the Assumed Purchase Orders, a written description of all material terms thereof. Each of the Assumed Contracts and Assumed Purchase Orders is in full force and effect and constitutes a legal, valid and binding agreement of Seller and is enforceable in accordance with its terms against Seller and, to Seller’s Knowledge, against the applicable counterparties, except as such enforceability may be limited by applicable Enforceability Exceptions. There are no purchase orders related to the Products outstanding as of the Closing Date that will not be Assumed Purchase Orders. Seller has performed all of its obligations required to be performed under, and is not in violation or breach or default under, any such Assumed Contract or Assumed Purchase Order, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by Seller, except for immaterial breaches and defaults. Seller has not waived any material rights under any of the Assumed Contracts or Assumed Purchase Orders or modified the terms thereof other than as set forth in any amendments to, and included in, the Assumed Contracts or Assumed Purchase Orders disclosed to Buyer hereunder. Seller has not received written notice of termination of any Assumed Contract, and, to Seller’s Knowledge, no applicable counterparty is in breach or default under any Assumed Contract, and no event has occurred and no condition or state of facts exists to the Seller’s Knowledge with respect to any counterparty, which, with the passage of time or the giving of notice or both, would constitute such a default or breach by such applicable counterparty. Seller is not currently renegotiating any Assumed Contract or Assumed Purchase Order.

(b)    Schedule 4.15(b) sets forth a complete list of the following Contracts to which Seller is a party or by which Seller is bound, in each case relating to the Business:

(i)     any Contract with any Material Customer;

(ii)     any Contract with any Material Supplier;

(iii)     any Contract concerning the manufacture, marketing or sale of or relating to research and development of the Products;

(iv)     any Contract evidencing Indebtedness owed by the Seller or any Encumbrance upon all or any portion of the Purchased Assets;

(v)     any Contract (A) providing for any Person to be the exclusive provider of any Product or the exclusive recipient of any Product, or (B) containing a covenant by Seller with respect to the Business not to (x) engage in any line of business, compete with any Person, conduct business in any geographical area, or (y) solicit or hire any Person;

(vi)     any guarantee of the obligations of customers, suppliers, officers, directors, employees, Affiliates or others; and

(vii)     any Contract pursuant to which Seller leases any personal property.

Section 4.16     No Restrictions. Except as set forth on Schedule 4.16 or in the Assumed Contracts, no agreement, understanding, contract, arrangement or other instrument binding on Seller or any of its Affiliates directly or indirectly creates or modifies any obligation, limit, Encumbrance or other restriction of any kind on the ability of Seller to sell, manufacture, have manufactured and distribute the Products in the continued operation of the Business. Except as imposed by applicable Law or the terms of any Assumed Contract, or as set forth on Schedule 4.16, there are no restrictions on the operation of the Business or the sale, manufacture or distribution of the Products.

Section 4.17     Customers and Suppliers. Schedule 4.17 sets forth a list of (a) the five (5) largest customers of the Business (measured by aggregate billings) for each of (i) the calendar year ended on December 31, 2023 and (ii) the six (6) month period ended on June 30, 2024 (each Person described in the foregoing clauses (i) and (ii), a “Material Customer”), and in each case, the dollar volume of such billings for each such customer during such period and (b) the ten (10) largest suppliers, vendors, service providers or manufacturers for the Business (measured by aggregate payments) for each of (i) the calendar year ended on December 31, 2023 and (ii) the six (6) month period ended on June 30, 2024 (each Person described in the foregoing clauses (i) and (ii), a “Material Supplier,” and together with the Material Customers, the “Material Parties”), and in each case, the dollar volume of Seller’s purchases from each such supplier, vendor or manufacturer for such period. Since January 1, 2023, none of the Material Parties have canceled or terminated or demanded a material reduction or change in the pricing or other terms of its business relationship with the Business or notified Seller or any of its Affiliates of any intention to do either of the foregoing. Except as set forth on Schedule 4.17, neither Seller nor any of its Affiliates is engaged in any material dispute with any Material Party and, to Seller’s Knowledge, no Material Party intends to terminate, limit or reduce its business relationship with the Business, or materially reduce or change the pricing or other terms of its business with the Business. Neither Seller nor any of its Affiliates has received any written (or, to Seller’s Knowledge, oral) notice of (i) any planned or contemplated full or partial de-listing of any of the Products (including any reduction in store count) or (ii) any Material Supplier being out of stock, or unable to supply any, of the Products (or any components included therein). To the Knowledge of Seller, each Material Supplier is in compliance in all material respects with all applicable Laws in respect of the Products.

Section 4.18     Compliance With Laws; Permits.

(a)    Since January 1, 2019: (i) Seller has complied in all material respects with all Laws applicable to the Purchased Assets, the Products or the Business; (ii) the Purchased Assets and their uses comply in all material respects with all applicable Laws; and (iii) Seller is not subject to any outstanding Governmental Order with respect to the Purchased Assets, the Products or the Business.

(b)    Each (i) of Seller and its officers, employees, contractors and agents has been duly granted all Permits required or necessary for the conduct of the Business as conducted by Seller, including all Permits necessary to develop, manufacture, test, store, handle, label, package, sell, market, promote, distribute, import, or export the Products, each of which Permits is set forth on Schedule 4.18(b); (ii) of such Permits are valid and in full force and effect. No such Permits are held by any Affiliate of Seller. None of Seller or any of its officers, employees, contractors and agents is in material breach or violation of, or default under, any such Permit. Each of Seller and its officers, employees, contractors and agents has filed all material reports, notifications and filings with, and have paid all regulatory fees to, the applicable Governmental Authority necessary to maintain all of such Permits in full force and effect. To Seller’s Knowledge, there is no basis for believing that all such Permits will not be renewable upon expiration. There are no Actions pending or, to Seller’s Knowledge, threatened, which would reasonably be expected to result in the revocation, cancellation or suspension of any such Permit. Seller is the sole and exclusive owner of each such Permit and has not granted any right of reference with respect thereto. Schedule 4.18(b) also includes a list of all Products Registrations.

Section 4.19     Brokers. Except as set forth on Schedule 4.19, no broker, investment banker, agent, finder or other intermediary acting on behalf of Seller or its Affiliates or under the authority of Seller or its Affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the Transactions.

Section 4.20     Accounts Receivable. The Receivables (a) have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the Ordinary Course of Business; and (b) constitute only valid, undisputed claims of Seller not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business.

Section 4.21     Opinion of Financial Advisor. The Seller Board has received the opinion of Hemming Morse, LLP (and, if it is in writing, has made available to Buyer a copy of such opinion), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications conditions and other matters set forth therein, the Purchase Price to be received in the Transactions is fair, from a financial point of view, to Seller, and as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.22     Insurance. Schedule 4.22 sets forth a list and brief description (including nature of coverage, limits, deductibles, premiums and the loss experience for the most recent five years with respect to each type of coverage) of all policies of insurance maintained, owned or held by Seller or any of its Affiliates on the date hereof with respect to the Purchased Assets or the Business. Seller has complied with each of such insurance policies and has not failed to give any notice or present any claim thereunder in a due and timely manner. Seller has delivered to Buyer correct and complete copies of the most recent inspection reports, if any, received from insurance underwriters as to the condition of the Purchased Assets.

Section 4.23     Sale Process. Subject to Section 6.02, the offer to purchase the Purchased Assets reflected in this Agreement: (a) is the highest or otherwise best offer obtained for the Purchased Assets in the good faith opinion of Seller’s Board of Directors and will provide greater value to Seller than would be provided by any other reasonably available alternative with respect to the Business; (b) is for fair, adequate and sufficient consideration that constitutes reasonably equivalent value for the Purchased Assets; and (c) is in the best interests of Seller.

Section 4.24     Disclaimer of Warranties. Except as specifically set forth in this Article IV (as modified by the Disclosure Schedules and the SEC filings and submissions of Seller reflected in the introductory paragraph of Article IV), and in any Transaction Documents, none of Seller or its respective directors, officers, Affiliates, employees, consultants, agents, counsel, Representatives, or advisors makes or has made any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, to Buyer or any of its Affiliates, directors, officers, stockholders, members, managers, partners, employees, consultants, agents, counsel, Representatives, advisors, or Financing Sources. Any representations and warranties not specifically set forth in this Article IV (as modified by the Disclosure Schedules and the SEC filings and submissions of Seller reflected in the introductory paragraph of Article IV) and in any Transaction Documents, and whether express or implied (including any implied or express warranty of merchantability, fitness for a particular purpose, or non-infringement), are disclaimed by Seller. For avoidance of doubt and without limiting the foregoing, no representation or warranty is made with respect to (a) any financial projections, forecasts, or similar information or statements made, communicated or furnished (orally or in writing) to Buyer or any of its Affiliates, Representatives, advisors, Financing Sources or any other Person, (b) any “management presentations”, “confidential information memoranda”, “teasers” or similar or accompanying materials, or (c) the contents of any “data room” or “virtual data room” (except, in each case of the foregoing, to the extent addressed in a representation in this Agreement).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Seller as set forth in this Article V as of the date hereof and as of the Closing Date:

Section 5.01     Organization. Buyer is a company duly incorporated and validly existing under the laws of the State of Delaware. Buyer has all requisite limited liability company power and authority to own and operate its assets as they are now owned and operated and to carry on its business as it is now being conducted.

Section 5.02     Due Authorization. Buyer has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the Transaction Documents, and the execution and delivery of this Agreement and the Transaction Documents and the performance of all of its obligations hereunder and thereunder has been duly authorized by the board of directors of Buyer and any additional necessary corporate action. This Agreement and the Transaction Documents have been duly executed and delivered by Buyer and constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their terms, except as enforceability may be limited or affected by applicable Enforceability Exceptions.

Section 5.03     No Conflicts; Consents. Except as set forth on Schedule 5.03, the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions by Buyer do not and shall not (a) conflict with or result in any material breach of any of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the giving of notice, the passage of time or both), (c) result in a violation of, or (d) require any Consent of or notice to any Person under the provisions of, any (i) of the organizational documents of Buyer or (ii) applicable Law.

Section 5.04     Brokers. No broker, investment banker, agent, finder or other intermediary acting on behalf of Buyer or under the authority of Buyer is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated hereby for which Seller could be liable.

Section 5.05     Litigation. There is no Action pending or, to Buyer’s knowledge, threatened against Buyer that, if adversely determined, would materially impair Buyer’s ability to perform its obligations hereunder.

Section 5.06      ~~Debt Financing.~~ Intentionally Omitted.

~~(a)       Concurrently with the execution of this Agreement, Buyer has delivered to Seller a copy of the executed commitment letter (as amended or modified in compliance with the terms of Section 6.13 hereof, the “Commitment Letter”), among the parties named therein as borrowers (the “Borrowers”) and Capital One, National Association and CIBC Bank USA (the “Lenders”), pursuant to which the Lenders have committed to lend to Buyer debt financing in an aggregate amount set forth therein (the “Debt Financing”). As of the date hereof, there are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Commitment Letter.~~

~~(b)       As of the date hereof, the Commitment Letter (i) is a valid, binding and enforceable obligation of the Borrowers, and, to Buyer’s knowledge, of each of the other parties thereto (subject to the Enforceability Exceptions), (ii) is in full force and effect and (iii) has not been amended, modified, terminated or, to the knowledge of  buyer withdrawn, replaced or rescinded in any respect. As of the date hereof, to Buyer’s knowledge and assuming (x) Seller’s compliance with Section 6.13 (c), (y) the accuracy of the representations and warranties set forth in Article IV and the satisfaction of the conditions set forth in Article VII no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be  expected to constitute or result in (A) a breach or default on the part of Buyer or, to the knowledge of Buyer, any other parties thereto, in each case, under the terms and conditions of the Commitment Letter, or (B) a failure of any condition to the Debt Financing to be satisfied by the Borrowers set forth in the Commitment Letter or (C) otherwise result in any portion of the Debt Financing in an amount equal to the amount required to deliver the Purchase Price, and all other amounts required to be paid by Buyer hereunder on the Closing Date, including all related fees and expenses required to be paid on the Closing Date by Buyer (the “Required Amount”) being unavailable on the Closing Date. Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, as of the date hereof Buyer has no reason to believe that Buyer and the Borrower will be unable to satisfy on a timely basis each term and condition to the funding of the Debt Financing to be satisfied by it.~~

~~(c)       Assuming (i) the conditions set forth in Section 7.01 and Section 7.02 are satisfied at Closing and (ii) the accuracy of the representations and warranties set forth in Article IV, as of the Closing, the aggregate proceeds contemplated by the Debt Financing pursuant to the Commitment Letter, subject to the terms and conditions specified therein, together with any cash available to the Buyer, are sufficient for Buyer to pay the Required Amount in full and to consummate the Transactions on the Closing Date. Buyer acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Buyer’s or any other Person’s ability to obtain any financing for the consummation of the Transactions and in no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Buyer or any of its Affiliates be a condition to the Closing or the consummation of the Transactions. Notwithstanding anything to the contrary in this Agreement, Seller expressly agrees that a breach of this representation and warranty shall not result in a failure of a condition precedent set forth in Section 7.01 or Section 7.03, if, notwithstanding such breach, Buyer is willing and able to consummate the Transactions on the terms otherwise contemplated hereby on the Closing Date.~~

~~(d)       As of the date hereof, there are no other agreements, side letters or arrangements to which Buyer or the Borrowers are a party or otherwise known to Buyer relating to the Commitment Letter or the Debt Financing.~~

Section 5.07     Ownership of Seller Common Stock.  Neither Buyer nor any of its Affiliates is (or has been during the two (2) years prior to the date of this Agreement) an “interested stockholder” (as defined in Section 203 of the DGCL) of Seller.

Section 5.08     No Reliance.  Buyer has relied on the results of its independent investigation, and the representations and warranties set forth in Article IV (as modified by the Disclosure Schedules and the SEC filings and submissions of Seller reflected in the introductory paragraph of Article IV) and in any other document contemplated herein, including the Transaction Documents. Buyer acknowledges that, except for the representations and warranties contained in Article IV and in any Transaction Document, Seller makes no representation or warranty, express or implied. For the avoidance of doubt, nothing in this Section 5.08 shall limit Buyer’s rights with respect to Fraud.

Section 5.09     Financial Sufficiency.  Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other costs, fees, expenses, and other obligations under this Agreement and the other Transaction Documents. Assuming that (a) the conditions to the obligation of Buyer to consummate the Transactions have been satisfied or waived and (b) the accuracy of the representations and warranties set forth in Article IV hereof, immediately after giving effect to the Transactions, Buyer shall continue to be solvent and shall be able to pay its debts as they become due and have adequate capital to carry on its business and to perform on its indemnification and other obligations under this Agreement.

Section 5.10     Disclaimer of Warranties.  Except for the representations and warranties as specifically set forth in this Article V and in Section 6.13 and in any Transaction Documents, including the Transaction Documents, neither Buyer nor any of its directors, officers, Affiliates, employees, consultants, agents, counsel, Representatives or advisors makes or has made any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, to Seller or any of its directors, officers, stockholders, members, managers, partners, employees, consultants, agents, counsel, Representatives or advisors. Any representations and warranties not specifically set forth in this Article V and in Section 6.13 and in any Transaction Documents, whether express or implied (including any implied or express warranty of merchantability, fitness for a particular purpose, or non-infringement), are disclaimed by Buyer.

ARTICLE VI
COVENANTS

Section 6.01     Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall (a) conduct the Business in the Ordinary Course of Business; and (b) use commercially reasonable efforts to maintain and preserve intact its current Business organization and operations and preserve the rights, goodwill and relationships of its employees, customers, suppliers, regulators and others having relationships with the Business. From the date hereof until the Closing Date, except as (i) consented to in writing by Buyer in advance, (ii) expressly contemplated by the terms of this Agreement; or (iii) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Seller, Seller shall not, and shall not permit any of its Affiliates, to do any of the following:

(a)    except for the plan of liquidation and dissolution to be proposed at the Stockholder Meeting, adopt a plan of or effect any complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution or adopt a plan of or effect any dissolution, merger, consolidation, restructuring, recapitalization or reorganization that involves the Business or the Purchased Assets, but expressly excludes any other business or products that will be part of Seller’s Continuing Business;

(b)    make any change in accounting methods, principles or practices affecting the reported consolidated assets, liabilities or results of operations of the Business, except insofar as may be required by a change in GAAP;

(c)    write up or down the value of any material asset of the Business (individually or in the aggregate), except insofar as may be required by GAAP;

(d)    sell, lease (as lessor), transfer or otherwise dispose of (including any transfers or dividends by Seller to any of its Affiliates or stockholders), or mortgage or pledge, or impose or suffer to be imposed any Encumbrance on, any of the Purchased Assets, other than sales of Inventory in the Ordinary Course of Business;

(e)    prepare or file any Tax Returns inconsistent with prior practice, make or change any material Tax election, adopt or change a material accounting method in respect of Taxes, enter into a Tax allocation, sharing agreement, indemnity or similar agreement or closing agreement, settle or comprise a claim, notice, audit report or assessment in respect of Taxes, surrender any right to claim a refund of Taxes for any tax period (or portion thereof) beginning after the Closing Date or for which Buyer is liable pursuant to Section 6.12(a)(i) (with respect to a Straddle Period) or 6.12(a)(ii), and consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment (other than any automatic extension of time in which to file a Tax Return), in each case, in respect of Taxes with respect to the Purchased Assets or the Business;

(f)    initiate, waive, release, assign, settle or compromise any Action with respect to the Business or the Purchased Assets;

(g)    modify, waive, terminate, extend, assign any rights under or make any material amendments to any Contract with respect to the Business;

(h)    cancel, abandon or permit to lapse or expire any Intellectual Property rights relating to the Products or the Business;

(i)    (A) accelerate or delay collection of any note or accounts receivable relating to the Business in advance or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business, (B) accelerate or delay payment of any account payable or other liability relating to the Business beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business or (C) accelerate or delay sales to customers relating to the Business outside the Ordinary Course of Business;

(j)    sell any Products on terms or conditions that are not materially consistent with past terms and conditions;

(k)    fail to maintain, with its current insurance companies or other financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present with respect to the Business; or

(l)    enter into any Contract to do any of the foregoing.

Section 6.02     Acquisition Proposals.

(a)    Following the execution hereof, Seller shall, and shall cause its Representatives to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person with respect to any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal, and (ii) no later than one (1) Business Day after the execution of this Agreement, request that each Person (other than Buyer and its Representatives) that has, prior to the date of this Agreement, executed a currently effective confidentiality agreement in connection with its consideration of the acquisition of the Business and the Purchased Assets (or any alternative transaction thereto) promptly return or destroy all confidential information previously made available to such Person by Seller or on its behalf in accordance with the terms of such confidentiality agreement. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Closing, Seller shall not terminate, waive, amend, release or modify in any respect any provision of any confidentiality agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal.

(b)    Subject to the terms of Section 6.02(c) and Section 6.02(e), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Closing, Seller shall not, and shall instruct and direct its Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or knowingly encourage or knowingly induce the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that would reasonably be expected to lead to an Acquisition Proposal, (ii) make available any non-public information regarding Seller to any Person (other than Buyer or Buyer’s or Seller’s Representatives acting in their capacity as such) in connection with or in response to an Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue, engage in or otherwise participate or facilitate any discussions or negotiations with any Person with respect to an Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to inform such Persons that they currently are not permitted to have discussions as a result of this Section 6.02), (iv) approve, endorse or recommend any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.02(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than Seller’s Representatives) in connection with an Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal.

(c)    Notwithstanding anything to the contrary in this Section 6.02, if at any time after the date hereof and prior to obtaining the Stockholder Approval, (i) Seller receives, after the date of this Agreement, an unsolicited bona fide written Acquisition Proposal, (ii) such Acquisition Proposal did not result from a breach of this Agreement, (iii) the Seller Board determines in good faith (after consultation with outside counsel and its independent financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (iv) the Seller Board determines in good faith (after consultation with outside counsel) that taking the actions referred to in clause (A) or (B) of this Section 6.02(c) is required in order to satisfy its fiduciary duties to the stockholders of Seller under applicable Law (such Acquisition Proposal, a “Qualifying Acquisition Proposal”), then, prior to obtaining the Stockholder Approval and only so long as such Acquisition Proposal remains a Qualifying Acquisition Proposal, Seller may (A) make available information with respect to Seller, the Purchased Assets or the Business or afford access to the Business, properties, assets, books, records or other non-public information, or to any personnel of Seller to the Person (including its Representatives) making such Qualifying Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that any non-public information that is provided or made available to any Person given such access shall have been previously provided or made available to Buyer or shall be provided or made available to Buyer prior to or concurrently with the time it is provided or made available to such Person and (B) participate in discussions or negotiations with the Person (including its Representatives) making such Qualifying Acquisition Proposal regarding such Qualifying Acquisition Proposal; provided, however, that Seller shall, and shall cause its Representatives to, cease any activities described in clause (A) or (B) of this Section 6.02(c) immediately following the time the applicable Acquisition Proposal ceases to be a Qualifying Acquisition Proposal. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Closing, Seller shall promptly (and in any event within twenty-four (24) hours of receipt by Seller) advise Buyer in writing of the receipt by Seller of any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal or inquiry, proposal or offer) and the material terms and conditions of such Acquisition Proposal. Seller shall keep Buyer informed, on a reasonably current basis, of the status of and any financial or other substantive changes in any such Acquisition Proposal.

(d)    Subject to Section 6.02(e), neither the Seller Board nor any committee thereof shall (i) (A) directly or indirectly fail to recommend to Seller stockholders that Stockholder Approval be given or fail to include the Seller Recommendation in the Proxy Statement, change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Buyer, the Seller Recommendation, fail to recommend against any tender offer or exchange offer by the close of business on the 10th Business Day after the commencement thereof, other than a temporary “stop, look and listen” communication by the Seller Board consistent with Rule 14d-9(f) of the Exchange Act that contains a reaffirmation of the Seller Recommendation, fail to publicly reaffirm its recommendation of this Agreement within three Business Days following the public announcement or disclosure of an Acquisition Proposal (and in any event at least two Business Days prior to the Stockholder Meeting), adopt, approve or recommend, or submit to the vote of the Seller stockholders, or publicly propose to approve or recommend to the Seller stockholders, a takeover proposal or make any public statement inconsistent with the Seller Recommendation (each such action set forth in this Section 6.02(d)(i)(A) being referred to herein as an “Adverse Recommendation Change”), provided, however, it being understood that neither (1) the determination in itself by the Seller Board or a committee thereof that an Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal nor (2) the delivery in itself by Seller to Buyer of any notice contemplated by this Section 6.02 constitutes an Adverse Recommendation Change or a violation of this Section 6.02 or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Acquisition Proposal, (ii) cause or permit Seller to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to an Acquisition Proposal other than an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), (iii) take any action to make the provisions of any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” “Business Combination Statute or Regulation” or other similar state anti-takeover Laws and regulations (the “Takeover Laws”) or any restrictive provision of any applicable anti-takeover provision in the articles of incorporation or bylaws of Seller, inapplicable to any transactions contemplated by an Acquisition Proposal (including approving any transaction under the DGCL), or (iv) resolve, agree or propose to take any such actions.

(e)    Notwithstanding Section 6.02(d) or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Stockholder Approval, if the Seller Board determines in good faith (after consultation with outside counsel and its independent financial advisor) that in order to satisfy its fiduciary duties to the stockholders of Seller under applicable Law and provided, that Seller has otherwise complied with this Section 6.02 with respect to receiving an Acquisition Proposal and Section 6.02(f), then, prior to obtaining the Stockholder Approval, the Seller Board may, solely in response to a Qualifying Acquisition Proposal that constitutes a Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned, make an Adverse Recommendation Change or to otherwise authorize Seller to terminate this Agreement pursuant to Section 9.01(d)(ii) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Superior Proposal. Neither the Seller Board nor any committee thereof shall make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(d)(ii) or cause Seller to enter into a binding definitive agreement to effect such Superior Proposal, unless Seller has first complied with the provisions of Section 6.02(f) and, after so complying, the Seller Board determines in good faith (after consultation with outside counsel and its independent financial advisor) that such Acquisition Proposal continues to constitute a Superior Proposal.

(f)    The Seller Board shall not take any action set forth in Section 6.02(e) unless Seller has first (i) provided written notice to Buyer (a “Notice of Superior Proposal”) advising Buyer that Seller has received a Qualifying Acquisition Proposal that constitutes a Superior Proposal, specifying the terms and conditions of such Superior Proposal, identifying the Person making such Superior Proposal and providing copies of any agreements intended to effect such Superior Proposal, and the Seller Board has made the determination required under Section 6.02(e) (including the basis on which such determination has been made), (ii) negotiated, and caused Seller and its Representatives to negotiate, during the five Business Day period following Buyer’s receipt of the Notice of Superior Proposal (the “Notice Period”), in good faith with Buyer to enable Buyer to make a written counteroffer or propose to amend the terms of this Agreement (to the extent Buyer wishes to do so) so that such Acquisition Proposal no longer constitutes a Superior Proposal, and (iii) after complying with clauses (i) and (ii), reaffirmed such determination in light of any counteroffer or proposed amendment to the terms of this Agreement; provided, however, that if during the Notice Period any revisions are made to an Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), Seller shall deliver a new Notice of Superior Proposal to Buyer and shall comply with the requirements of this Section 6.02(f) with respect to such new Notice of Superior Proposal.

(g)    Seller agrees that it shall take all actions necessary so that any Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Seller Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including Delaware) or other similar statutes to be applicable to the Transactions.

(h)    Nothing contained in this Section 6.02 shall prohibit the Seller Board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or complying with Rule 14d-9 under the Exchange Act, including a “stop, look and listen” communication by the Seller Board or a committee thereof to Seller stockholders pursuant to Rule 14d-9(f), promulgated under the Exchange Act (or any substantially similar communication); provided, however, that neither Seller nor the Seller Board (or any committee thereof) shall be permitted to recommend that the stockholders of Seller tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal), unless in each case, in connection therewith, the Seller Board effects an Adverse Recommendation Change in accordance with Section 6.02(e); provided, further that any such disclosure of such tender or exchange offer or Acquisition Proposal (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Seller Board expressly reaffirms the Seller Recommendation after such stop, look and listen communication as provided in Section 6.02(d). So long as the Seller Board expressly reaffirms the Seller Recommendation in such disclosure, then it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by Seller that solely: (A) acknowledges Seller’s receipt of an Acquisition Proposal; (B) identifies the Person making such Acquisition Proposal (unless such disclosure is prohibited pursuant to the terms of any confidentiality agreement); (C) provides the material terms of such Acquisition Proposal; and/or (D) describes the operation of this Agreement with respect thereto will not be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Seller Board or a committee thereof to withhold, withdraw, amend, qualify or modify, the Seller Recommendation, (2) an adoption, approval or recommendation with respect to such Acquisition Proposal, or (3) an Adverse Recommendation Change.

(i)    For purposes of this Agreement:

(i)    “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms substantially similar to, and with terms no less favorable to Seller than, those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement shall not provide any Person with any exclusive right to negotiate or otherwise prevent compliance by Seller or any of its Subsidiaries with any of the provisions of this Agreement.

(ii)   “Acquisition Proposal” means any proposal or offer (whether or not in writing) from any Third Party with respect to any (A) merger, consolidation, share exchange, recapitalization, reorganization, liquidation, dissolution, other business combination or similar transaction involving Seller, the Business or the Purchased Assets, but expressly excluding any transaction that exclusively relates to any Excluded Assets, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Seller or otherwise), of any business or assets of Seller representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of the Business, but expressly excluding any transaction that exclusively relates to any Excluded Assets, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of Seller, other than solely in connection with the exercise or conversion of any Company securities issued prior to the date of this Agreement, (D) transaction in which the holders of the voting power of Seller immediately prior to such transaction own eighty-five percent (85%) or less of the voting power of Seller immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, ten percent (10%) or more of the equity of Seller, other than solely in connection with the exercise or conversion of any Company securities issued prior to the date of this Agreement, or (F) any combination of the foregoing (in each case, other than the Transactions).

(iii)     “Superior Proposal” means any bona fide written offer made by a Third Party to which such Third Party would acquire, directly or indirectly, substantially all of the assets of the Business, taken as a whole, (A) on terms which the Seller Board determines in good faith (after consultation with outside counsel and its independent financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to the stockholders of Seller than the Transactions, taking into account all the terms and conditions of such proposal and this Agreement deemed relevant in good faith by the Seller Board (including the Termination Fee, any changes proposed by Buyer to the terms of this Agreement that Buyer committed to in writing pursuant to Section 6.02(f) and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

(j)    Any action taken by any Representative of Seller that if taken by Seller would constitute a breach of this Section 6.02, then such action shall be deemed a breach of this Agreement by Seller.

Section 6.03     Access to Information. From the date hereof until the earlier to occur of the Closing and termination of this Agreement pursuant to Article IX, Seller shall (a) afford Buyer and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to and the right to inspect all of the properties, assets, premises, in each case to the extent they relate to the Purchased Assets, books and records, Assumed Contracts and other documents and data Related to the Business; (b) promptly furnish Buyer and its Representatives with such financial, operating and other data and information Related to the Business as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller to cooperate with Buyer in its investigation of the Purchased Assets, including Buyer conducting a physical inventory of the Inventory prior to the Closing; provided, however, that Seller may restrict or otherwise prohibit access to any documents or information to the extent (i) required by any Governmental Order or Law to which Seller is subject, (ii) it would be reasonably likely to result in Seller waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information, or (iii) access to an Assumed Contract in effect as of the date of this Agreement to which Seller is a party or otherwise bound would violate or cause a default pursuant to, or give a Third Party the right to terminate or accelerate the rights pursuant to, such Contract (it being understood that Seller shall use commercially reasonable efforts to either eliminate any such impediments to providing such information and/or to provide reasonable alternatives to such restricted information). Buyer agrees that any such access pursuant to this Section 6.03 shall be conducted in such a manner as not to interfere unreasonably with the normal operations of the Business. Any access to the properties (including systems) of Seller will be subject to Seller’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Buyer, its Affiliates or any of its or their Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.03. All requests for access pursuant to this Section 6.03 must be directed to the Seller’s Chief Executive Officer, or another person designated in writing by Seller.

Section 6.04     Confidentiality.

(a)    Seller agrees that Seller will, and will cause its Affiliates and its and their Representatives to, keep the Business Information (as defined below) confidential, and to use Business Information exclusively for the purpose of this Agreement, for a period of five (5) years from the Closing Date, except that any Information required by applicable Law or Governmental Authority to be disclosed may be disclosed consistent with the provisions of this Section 6.04. For purposes hereof, the term “Business Information” means (a) all proprietary information to the extent relating to the Business, the Products or the Purchased Assets, whether in written or oral form (provided, however, such information shall expressly exclude any information to the extent that it relates to Excluded Assets or Seller’s Continuing Business and those related products) and (b) information of a confidential nature submitted by Buyer or any of its Affiliates to Seller or any of its Affiliates, whether in written or oral form, but in each case excluding any such information that is generally available to the public on the Closing Date or thereafter becomes generally available to the public other than as a result of a breach of this Section 6.04, or which becomes available to Seller from a Third Party, provided that such Third Party is not, to Seller’s Knowledge, prohibited from transmitting such information to Seller by a contractual, legal or fiduciary obligation.

(b)    Buyer agrees that Buyer will, and will cause its Affiliates and its and their Representatives to, keep the Seller Information (as defined below) confidential, and to use Seller Information exclusively for the purpose of this Agreement, for a period of five (5) years from the Closing Date, except that any Seller Information required by applicable Law or Governmental Authority to be disclosed may be disclosed consistent with the provisions of this Section 6.04. For purposes hereof, the term “Seller Information” means all proprietary information relating solely to the Excluded Assets or Seller’s Continuing Business after the Closing, whether in written or oral form, but excluding any such information that is generally available to the public on the Closing Date or thereafter becomes generally available to the public other than as a result of a breach of this Section 6.04, or which becomes available to Buyer or its Affiliates from a Third Party, provided that such Third Party is not, to Buyer’s knowledge, prohibited from transmitting such information to Buyer or its Affiliates by a contractual, legal or fiduciary obligation.

(c)    The foregoing covenant will not prevent either Seller from disclosing Business Information or Buyer from disclosing Seller Information to the extent required by applicable Law (including, in the case of Seller, such disclosure made in compliance with its disclosure obligations as a public company under applicable Law and stock exchange rules) or in response to a Governmental Order or request of a court or other Governmental Authority, provided that such disclosing Party promptly notifies the other Party promptly in writing prior to such disclosure (to the extent reasonably practicable and permissible by Law) so that the other Party may seek an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such Business Information or Seller Information, as the case may be. In the absence of a protective order, other assurance that confidential treatment will be accorded or if otherwise required to disclose, such disclosing Party may disclose only that portion of such Business Information or Seller Information, as the case may be, that is so requested to be disclosed.

(d)    Notwithstanding any other provision of this Agreement to the contrary (x) to the extent necessary to comply with Treasury Regulations Section 1.6011-4(b)(3), each Party (and any employee, Representative, or other agent thereof) may disclose to any Governmental Authority the U.S. federal tax treatment and tax structure of any transactions contemplated by this Agreement and (y) Buyer and its Representatives or Affiliates may make customary disclosures, announcements and communications to potential financing sources (including the Financing Sources) and their Representatives and Affiliates in relation to obtaining the Debt Financing for the purposes of financing the Transactions, provided such Representatives and Affiliates are subject to customary confidentiality agreements.

Section 6.05     Non-Compete; Non-Solicitation.

(a)    In consideration of the purchase by Buyer of the Purchased Assets and the Business as contemplated hereby and the mutual covenants provided for herein and to more effectively protect the value and goodwill of the Purchased Assets and the Business so sold, Seller hereby covenants and agrees that, from and after the Closing Date and for a period ending on the fifth (5th) anniversary of the Closing Date, Seller shall not and shall cause its Affiliates not to:

(i)     directly or indirectly engage in, or prepare or attempt to enter into or engage in, own, manage, operate, assist, control, participate in, perform services for, sell materials to, develop products for, or otherwise carry on or have any interest (financial or otherwise) in any Third Party that is engaged in the Business or that develops, designs, manufactures (directly or through a Third Party), distributes (directly or through a Third Party), promotes or sells eyecare products that compete, directly or indirectly, with the Products or the Business anywhere in the United States or anywhere outside of the United States where the Products are offered for sale, or contemplated to be offered for sale, as of the Closing Date; provided, however, that nothing in this Section 6.05(a)(i) will preclude Seller or any of its Affiliates from acquiring or holding not more than two percent (2%) of any class of equity securities of any publicly-traded corporation;

(ii)     (A) solicit, induce or attempt to persuade, solicit or induce any Person who is, or has been at any time during the twelve (12) month period immediately prior to the Closing, a distributor, supplier, customer, contractor, licensor, licensee or other business relation of the Business to cease doing business with, or to alter or limit its business relationship with, Buyer or any of its Affiliates or the Business; or

(iii)     take any actions calculated to persuade any employee, independent contractor, consultant, representative or agent of the Business (as operated by Buyer and its Affiliates following the Closing) to terminate his, her or its association with Buyer or any of its Affiliates or hire, solicit or otherwise retain the services of any employee, independent contractor, consultant, representative or agent of the Business (as operated by Buyer and its Affiliates following the Closing), whether on a full-time basis, part-time basis or otherwise and whether as an employee, independent contractor, consultant, advisor or in another capacity, who is acting in such capacity or has acted in such capacity in the twelve (12) month period immediately prior to the Closing or such proposed date of hire or retention (provided that this clause (ii) shall not (A) apply to any independent contractor, consultant, representative or agent that provides services or is otherwise engaged by Seller relating solely to the Excluded Assets or Seller’s Continuing Business and its products after the Closing or (B) preclude the solicitation, hiring or retention of any such employee, independent contractor, consultant, representative or agent whose employment or engagement was terminated by Buyer and its Affiliates at least one hundred eighty (180) days prior to such solicitation or hiring or (C) general solicitations that are not targeted specifically at any employee, independent contractor, consultant, representative or agent of the Business, so long as Seller does not hire such Person who responds to such general solicitation or general advertisement).

(b)    If Seller or any of its Affiliates violates any of its obligations under this Section 6.05, Buyer may proceed against it in law or in equity for such damages or other relief as a court of competent jurisdiction may deem appropriate. Each Party acknowledges and agrees that a violation of this Section 6.05 will cause Buyer and its Affiliates irreparable harm which will not be adequately compensated for by money damages. Seller therefore agrees that in the event of any actual or threatened violation of this Section 6.05, Buyer shall be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against Seller or any of its Affiliates to prevent any violations of this Section 6.05, without the necessity of posting a bond. The prevailing party in any Action commenced under this Section 6.05 shall also be entitled to receive reasonable attorneys’ fees and court costs with respect to such Action.

(c)    Seller hereby acknowledges that it will receive an immediate and direct benefit on the Closing Date from the consummation of the Transactions, including the receipt of significant monetary proceeds as a direct result of such transactions. The Parties hereto agree that the covenants set forth in this Section 6.05 are reasonable with respect to their duration, geographical area, and scope. It is the intent and understanding of each Party hereto that if, in any Action before any court or other Governmental Authority legally empowered to enforce this Section 6.05, any term, restriction, covenant or promise in this Section 6.05 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or other Governmental Authority.

Section 6.06     Governmental Approvals and Consents.

(a)    Subject to Section 6.02, each Party shall, as promptly as possible, use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each Party shall reasonably cooperate with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals, subject to Section 6.06(c). The Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals, except for such actions taken pursuant to Section 6.02 or as may be required by applicable Governmental Order or Law.

(b)    With respect to any analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either Party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the Transactions (but, for the avoidance of doubt, not including any interactions between Seller with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) each Party shall keep the other Party informed in all material respects and permit the other Party and its Representatives to review in advance any such filing, submission or attendance relating to the Transactions, it being the intent that the Parties will consult, reasonably cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals that relate to the Transactions (which expressly do not include Seller’s filings with the SEC in the ordinary course not related to the Transactions). Each Party shall give notice to the other Party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority referred to in the preceding sentence, with each Party keeping the other Party informed in all material respects with respect to any such meeting, discussion, appearance or contact.

(c)    Seller shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are set forth on Schedule 4.05(b)(iii); provided, however, that neither Seller nor Buyer shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

Section 6.07     Availability of Records; Information.

(a)    From and after the Closing Date, Seller will permit Buyer and its Affiliates and its and their Representatives to have reasonable access to all books and records to the extent relating to the Business (and not included in the Purchased Assets), during normal business hours and upon reasonable advance notice; provided that (i) such access will not unreasonably interfere with the normal operations of the business of Seller or any of its Affiliates and (ii) nothing herein will require Seller to provide Buyer or any of its Affiliates or Representatives with access or copies of any information that must be maintained as confidential (A) by any Governmental Order or applicable Law or in accordance with the terms of a written agreement with a Third Party or (B) in order to preserve any applicable attorney-client privilege, work product doctrine or other privilege applicable to such documents or information (provided that Seller will use commercially reasonable efforts to provide such information in a manner that does not violate such Governmental Order or Law, is in accordance with such agreement and preserves such privilege). Neither Seller nor any of its Affiliates will destroy or dispose of any such books and records relating to the Business for a period of six (6) years after the Closing Date without first providing thirty (30) days’ prior written notice to Buyer to offer Buyer, at its expense, to make copies of such books and records; provided, however, Buyer shall not be entitled to make copies or otherwise receive any such books and records that are subject to the exceptions listed above.

(b)    From and during the three (3) years after the Closing Date, Seller shall, and shall cause its Affiliates to, promptly advise Buyer in writing of any mail or documents that it receives pertaining from any Person or written notice from a Governmental Authority relating to the Business or any of the Purchased Assets or the Products.

(c)    From and after the Closing Date, Buyer will permit Seller and its Representatives to have reasonable access, during normal business hours and upon reasonable advance notice, to the books and records of the Business to the extent that such books and records (i) were delivered to Buyer pursuant to the terms of this Agreement, (ii) are reasonably required in connection with financial reporting, third party litigation or the ownership of the Excluded Assets and the Excluded Liabilities (in each case, other than in connection with an Action between Buyer and Seller or any of their respective Affiliates); provided that (A) such access will not unreasonably interfere with the normal operations of Buyer’s or any of its Affiliates’ business and (B) nothing herein will require Buyer to provide Seller or any of its Representatives with access or copies of any information that must be maintained as confidential (1) by applicable Governmental Order or Law or in accordance with the terms of a written agreement with a Third Party or (2) in order to preserve any applicable attorney-client privilege, work product doctrine or other privilege applicable to such documents or information (provided that Buyer will use commercially reasonable efforts to provide such information in a manner that does not violate such Governmental Order or Law, is in accordance with such agreement and preserves such privilege). Buyer will not destroy or dispose of any such books and records for a period of six (6) years after the Closing Date without the prior written consent of Seller.

Section 6.08     Closing Conditions. Except ~~for the Debt Financing, which will be governed by Section 6.13, or~~as may be necessary for Seller to take the actions contemplated by Section 6.02 (and solely to the extent such actions are permitted by Section 6.02), from the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.

Section 6.09     Public Announcements. The initial press release regarding this Agreement and the Transactions will be a joint press release reasonably acceptable to Seller and Buyer, and, thereafter, Seller and Buyer each will consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Transactions and prior to making any filings with any Third Party or any Governmental Authority (including NYSE American) with respect to the Transaction, except as may be required by Governmental Order or Law or by obligations pursuant to any listing Contract with or rules of NYSE American or by the request of any Governmental Authority. Notwithstanding the foregoing, this Section 6.09 shall not apply to any press releases, public announcements, communications or filings (a) that are consistent with the initial press release and the terms of this Agreement and do not contain any information relating to Seller, Buyer or the Transactions that has not been previously announced or made public in accordance with the terms of this Section 6.09, (b) with respect to any announcement made that relates to any Acquisition Proposal or Adverse Recommendation Change in accordance with the terms of this Agreement, including Section 6.02, or (c) internal communications to employees of Seller that, in the good faith assessment of Seller would not need to be publicly filed by Seller pursuant to applicable Law. Notwithstanding any other provision of this Agreement to the contrary, Buyer and its Representatives or Affiliates may make customary disclosures, announcements and communications to potential financing sources (including the Financing Sources) and their Representatives and Affiliates in relation to obtaining the Debt Financing for the purposes of financing the Transactions, provided such Representatives and Affiliates are subject to customary confidentiality agreements.

Section 6.10     Further Assurances; Wrong Pockets.

(a)    From time to time for a period of up to six (6) years after the Closing Date, as and when requested by any Party, each of the Parties will, and will cause their respective Affiliates to, at the requesting Party’s expense (except as otherwise expressly provided in this Agreement), execute such Transfer Documents or other documents and take such further actions as may be reasonably requested to carry out the provisions hereof and consummate and evidence the transactions contemplated hereby, including executing and delivering or causing to be executed and delivered to the other Party such Transfer Documents or other documents as the other Party or its counsel may reasonably request as necessary for such purpose. Without limiting the foregoing, if at any time on or after the Closing Date, Seller retains or obtains possession or control of any assets that existed as of the Closing Date and constituted or would have constituted Purchased Assets on such date, Seller shall (subject to Section 2.07) (i) promptly, but in no event later than three (3) Business Days after coming into such possession or control, assign and transfer (or cause to be assigned and transferred) all right, title and interest in such assets to Buyer and deliver or return (or cause to be delivered or returned) such assets to Buyer for no additional consideration and (ii) cause such assets to be used or retained as may be reasonably instructed by Buyer.

(b)    If, following the Closing, any right, property or asset constituting Excluded Assets is found to have been transferred to Buyer in error, either directly or indirectly, the Parties shall cooperate to transfer, or shall cause their Affiliates to transfer, at no cost, such right, property or asset (and any related Liability) as soon as practicable to the Person indicated by Seller. If, following the Closing, any right, property or asset forming part of the Business or the Purchased Assets is found to have been retained by Seller or any of its Affiliates in error, either directly or indirectly, Seller shall transfer, or shall cause its Affiliate, as applicable, to transfer, at no cost, such right, property or asset (and any related Assumed Liability) as soon as practicable to Buyer.

Section 6.11     Proxy Statement; Special Meeting.

(a)    As soon as practicable following the date of this Agreement, Seller shall prepare (with Buyer’s reasonable cooperation) and, no later than ten (10) days or such other later date as mutually agreed upon by Seller and Buyer in writing, file with the SEC a proxy statement in preliminary form relating to the Stockholder Meeting (the “Proxy Statement”). Seller will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and shall use its reasonable best efforts to cause the Proxy Statement to be filed with the SEC and then mailed to stockholders of Seller as soon as reasonably practicable (and in any event within five (5) Business Days) after the earlier to occur of: (i) if Seller does not receive comments from the SEC with respect to the preliminary Proxy Statement and does not reasonably believe that it will receive comments, the eleventh (11th) calendar day immediately following the date of filing of the preliminary Proxy Statement with the SEC and (ii) if Seller does receive comments from the SEC with respect to the preliminary Proxy Statement, clearance by the SEC with respect to such comments; provided, however, in no event will Seller be required to file the Proxy Statement with the SEC prior to the record date for Company stockholders entitled to vote at the Stockholder Meeting as set forth in the preliminary Proxy Statement (such record date to be determined by Seller, subject to Buyer’s approval (such approval not to be unreasonably withheld)). Buyer shall cooperate with Seller in connection with the preparation of the Proxy Statement, including providing to Seller any and all information regarding Buyer and its Affiliates as may be required to be disclosed therein as promptly as possible after the date hereof. Seller shall notify Buyer promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall provide Buyer with copies of all substantive correspondence between Seller or any of its representatives, on the one hand, and the SEC or its staff, on the other hand and also provide Buyer with copies of any written comments, and advise Buyer of any oral comments, in each case, with respect to the Proxy Statement received from the SEC.

(b)    Each of Seller and Buyer agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date of mailing to Seller stockholders and at the time of the Stockholder Meeting to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to receipt of Stockholder Approval, any event occurs with respect to Seller or Buyer or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement so that the Proxy Statement shall not contain an untrue statement or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party of such event and Seller shall promptly file, with Buyer’s cooperation, any necessary amendment or supplement to the Proxy Statement. Seller will also advise Buyer, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement.

(c)    Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Seller shall (i) provide Buyer an opportunity to review and comment on such document or response (which comments shall be considered by Seller in good faith) and (ii) not file or mail such document, or respond to the SEC, prior to receiving the approval of Buyer, which approval shall not be unreasonably withheld, conditioned or delayed, except that no such Buyer approval shall be required in connection with an Adverse Recommendation Change, the exercise by Seller of its rights and obligations under Section 6.02 or if required by the SEC or appliable Law.

(d)    Seller shall, as soon as practicable following the date of this Agreement and subject to the SEC and the SEC staff completing their review (or no review) of the Proxy Statement as contemplated by Section 6.11(a) and as may be amended as provided in Section 6.11(b), duly call, give notice of, convene and hold a meeting of the holders of Common Stock (the “Stockholder Meeting”) for the purpose of seeking the Stockholder Approval. Seller may not postpone or adjourn the Stockholder Meeting without the prior written consent of Buyer. Notwithstanding the foregoing, Seller may postpone or adjourn the Stockholder Meeting (on one or more occasions) (i) with the consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for any supplemental or amended disclosure that Seller has determined in good faith in consultation with its outside counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Seller’s stockholders prior to the Stockholder Meeting, (iv) to allow additional solicitation of votes in order to obtain the Stockholder Approval or (v) if required by applicable Law; provided, that Seller may not postpone or adjourn the Stockholder Meeting more than a total of two (2) times pursuant to the preceding clause (iv). The notice of such Stockholder Meeting shall state that a resolution to adopt this Agreement will be considered at the Stockholder Meeting. Unless the Seller Board has effected an Adverse Recommendation Change in accordance with Section 6.02(d), (x) the Seller Board shall recommend to holders of Common Stock that they adopt this Agreement and shall include such recommendation and the Seller Determination in the Proxy Statement and (y) Seller shall use reasonable best efforts to solicit the Stockholder Approval. Seller shall not include in the Proxy Statement any proposal to vote upon or consider any Acquisition Proposal (other than the Transactions). Without limiting the generality of the foregoing and except as provided in Section 6.02, unless this Agreement has been terminated in accordance with its terms, Seller shall submit the Transactions and this Agreement for the approval of its stockholders at the Stockholder Meeting whether or not an Adverse Recommendation Change shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to Seller, the Seller Board, Seller’s Representatives or stockholders.

Section 6.12     Taxes.

(a)    Liability for Taxes.

(i)     Seller shall be liable for and pay, and shall indemnify and hold harmless Buyer and Buyer’s Affiliates against, all Losses which Buyer or Buyer’s Affiliates suffer or incur as a result of, arising out of or relating to (i) Taxes applicable to the Business, the Purchased Assets or the Assumed Liabilities, in each case attributable to Pre-Closing Tax Periods, (ii) Taxes imposed on Seller, or for which Seller may otherwise be liable, (iii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which Seller (or any predecessor thereof) is or was a member on or prior to the Closing Date, (iv) Taxes of any Person imposed on Seller arising under the principles of transferee or successor liability or by Contract, (v) Taxes for which Seller is responsible pursuant to Section 6.12(a)(ii) and (vi) claims of creditors of Seller arising out of or connected with its failure to comply with the requirements of any Laws relating to “bulk transfer” or “bulk sales”, or its failure to discharge such claims. For purposes of this Section 6.12, Taxes with respect to any Straddle Period shall be allocated on a “closing of the books” basis by treating any Straddle Period as two partial periods, one ending at the close of the Closing Date and the other beginning on the day after the Closing Date, except that Taxes (such as real, personal and intangible property Taxes and similar ad valorem obligations) imposed on a periodic basis shall be allocated proportionately based on the number of days of such Straddle Period in a Pre-Closing Tax Period and the number of the remaining days of such Straddle Period.

(ii)     Notwithstanding Section 6.12(a)(i), any sales Tax, use Tax, real property transfer or gains Tax, asset transfer Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Business, the Purchased Assets or the Assumed Liabilities shall be paid one-half by Seller and one half by Buyer. Each Party agrees to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, such Taxes.

(iii)     Seller shall provide reimbursement for any Tax paid by Buyer all or a portion of which is the responsibility of Seller in accordance with the terms of this Section 6.12 promptly after Buyer gives written notice to Seller of the Tax payable and the portion that is the liability of Seller; provided, however, that failure of Buyer to give such written notice to Seller shall not preclude Buyer from recovering such amounts pursuant to this Section 6.12(a), unless and to the extent that Seller was actually prejudiced by such failure.

(b)    Assistance and Cooperation. After the Closing Date, each of Seller and Buyer shall (and cause their respective Affiliates to):

(i)      Reasonably assist the other party in preparing any Tax Returns with respect to the Business and the Purchased Assets which such other party is responsible for preparing and filing;

(ii)     cooperate reasonably in preparing for any audits of, or disputes with any Governmental Authority regarding any Tax Returns of the Business or the Purchased Assets;

(iii)    make available to the other and to any Governmental Authority as reasonably requested all information, records, and documents relating to Taxes of the Business or the Purchased Assets; and

(iv)     subject to Article VIII, provide timely notice to the other in writing of any pending or threatened Tax audits or assessments relating to Taxes of the Business or the Purchased Assets for taxable periods for which the other may have a liability under this Section 6.12 and furnish the other with copies of all correspondence received from any Governmental Authority in connection with any Tax audit or information request with respect to any such taxable period.

(c)    Article VII will govern with respect to Third Party Claims (including any such claims brought by taxing authorities), however in the event of a conflict between the provisions of this Section 6.12 and any other Section of this Agreement, this Section 6.12 shall govern and control with respect to Tax matters.

Section 6.13     Financing.

(a)    No Amendments to Commitment Letter. Subject to the terms and conditions of this Agreement, Buyer will not, without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), consent to or permit any amendment, supplement, replacement or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letter if such amendment, supplement, replacement, modification or waiver would, or would reasonably be expected to: (i) reduce the aggregate amount of the Debt Financing to be made available on the Closing Date below the Required Amount, including by changing the amount of fees to be paid or original issue discount of the Debt Financing, taking into account any other cash available to the Borrowers; (ii) impose new or additional conditions to the Debt Financing, or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (A) materially delay or otherwise prevent the funding of the Debt Financing (or satisfaction of the conditions to the funding of the Debt Financing) on the Closing Date; or (iii) adversely impact the ability of Buyer and the Borrowers to enforce their rights against the other parties to the Commitment Letter or the definitive agreements with respect thereto; provided that, for the avoidance of doubt, subject to the limitations set forth in this Section 6.13(a), Buyer may otherwise amend, restate, amend and restate, supplement, modify, replace or receive waivers of the Commitment Letter, and in any event, Buyer may (without the consent of Seller) consent to amendments to the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof. Notwithstanding the foregoing, assignments consummated pursuant to the terms of the Commitment Letter are permitted if such assignments, individually or in the aggregate, would not prevent or materially delay the availability of the Debt Financing in an amount equal to net cash proceeds at least equal to the Required Amount, taking into account any other cash available to the Borrowers, or the consummation of the Transactions. Upon the reasonable request of Seller, Buyer shall promptly (not to exceed two (2) Business Days after such request) keep the Seller reasonably updated with respect to the status of obtaining the Debt Financing, including any Alternate Debt Financing and any such amendment, modification or replacement of the Commitment Letter or other definitive documents. For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Commitment Letter as permitted or required, as the case may be, to be amended, restated, amended and restated, supplemented, modified or replaced by this Section 6.13(a) and references to “Commitment Letter” shall include such documents as permitted, or required, as the case may be, to be amended, restated, amended and restated, supplemented, modified or replaced by this Section 6.13(a).

(b)    Debt Financing and Alternate Debt Financing. Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as practicable after the date hereof, all things necessary to arrange the Debt Financing and obtain the financing contemplated thereby as promptly as reasonably practicable on the terms and conditions set forth in the Commitment Letter, including using commercially reasonable efforts to: (i) comply with, maintain in effect and enforce the Commitment Letter in accordance with the terms and subject to the conditions thereof; provided that such efforts shall not require any modification of, or waiver of any rights under, the Commitment Letter, or any payment or other concession that would not be required under the existing terms of the Commitment Letter if the Debt Financing was consummated in accordance with its terms prior to the expiration of the Commitment Letter; (ii)  comply with its material obligations under the Commitment Letter; (iii)  negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Commitment Letter on the terms and conditions contemplated by the Commitment Letter (or on terms not materially less favorable to Buyer than the terms and conditions in the Commitment Letter or on other terms that would be permitted pursuant to Section 6.13(a)); (iv) satisfy on a timely basis all conditions to funding that are applicable to Buyer and within its control in the Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Commitment Letter; (v) assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, to consummate the Debt Financing at or prior to the Closing, including by causing the Lenders to fund the Debt Financing on the Closing Date. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Commitment Letter, Buyer shall promptly notify Seller, and Buyer and the Borrowers shall use their commercially reasonable efforts to, as promptly as practicable following the occurrence of such event (A) arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources on terms and conditions (1) that do not impose new or additional conditions precedent or otherwise expand, amend or modify the conditions precedent to funding in a manner, when considered with all other conditions taken as a whole, that would reasonably be expected to materially and adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or (2) otherwise reasonably acceptable to Buyer, and in an amount at least equal to the Required Amount, taking into account any other cash available to the Borrowers, or such unavailable portion thereof, as the case may be, which, in each case, shall not expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Debt Financing as set forth in the Commitment Letter in effect on the date hereof in a manner that would not be permitted pursuant to Section 6.13(a) (the “Alternate Debt Financing”); and (B) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Commitment Letter”), which New Commitment Letter will replace the existing Commitment Letter in whole or in part. Buyer shall promptly provide Seller with an executed copy of the New Commitment Letter that provides for such Alternative Debt Financing. As applicable, references in this Agreement (i) to “Debt Financing” shall include Alternate Debt Financing, and (ii) to the “Commitment Letter” shall include the New Commitment Letter. In addition, notwithstanding anything to the contrary in this Section 6.13(b) or any other provision of this Agreement, Seller expressly agrees that any breach by Buyer or any of its Affiliates of the covenants set forth in Section 6.13(b) shall not result in the failure of a condition set forth in Section 7.03, if, notwithstanding such breach, Buyer is willing and able to consummate the Transactions on the terms otherwise contemplated hereby on the Closing Date.

(c)    It is acknowledged and agreed by Buyer that the obligations of Buyer under this Agreement to consummate the transactions hereunder are not subject to any conditions regarding Buyer or its Affiliates having obtained financing for the consummation of the transactions contemplated hereby. Buyer shall maintain the effectiveness of the ECL until and through the Closing or earlier termination of this Agreement.

(d)    Buyer shall give Seller prompt notice: (i) upon having knowledge of any material breach or material default (or any event, fact or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in material breach or material default) by any Financing Source that is party to the Commitment Letter or other definitive agreements related to the Debt Financing (collectively with the Commitment Letter, the “Debt Documents”); (ii) if for any reason Buyer in good faith believes that it is likely that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter on the Closing Date; (iii) of the receipt by Buyer or the Borrowers or any of their respective Affiliates or Representatives of any written notice or other written communication from any Person with respect to any actual or threatened material breach, material default, termination or repudiation by any party to the Commitment Letter or other Debt Document; and (iv) of any expiration or termination of the Commitment Letter; provided that in no event shall Buyer be required to share any information with Seller that Buyer reasonably determines (after consultation with outside legal counsel) is subject to or would otherwise jeopardize any confidentiality obligation, attorney-client privilege, work product doctrine or other legal privilege.

(e)    Financing Cooperation; Confidentiality. Prior to the Closing Date, Seller will use commercially reasonable efforts, and will cause its Affiliates and any of its Representatives, to use commercially reasonable efforts, to provide Buyer, at Buyer’s sole expense, with all cooperation reasonably requested by Buyer to assist it in causing the conditions in the Commitment Letter to be satisfied or as is otherwise reasonably requested by Buyer or the Financing Sources in connection with the arrangement of the Debt Financing including:

(i)     making appropriate executive officers available for participation in a reasonable number of meetings, conference calls, presentations and due diligence of the Business and the Purchased Assets and liabilities (including the evaluation of cash management systems for purposes of establishing collateral arrangements) to the extent reasonably requested in connection with the Debt Financing, in each case, at mutually agreeable times and upon reasonable advance notice;

(ii)     assisting with the preparation of schedules to, and other information required by, the Debt Documents as may be reasonably requested by Buyer and customary for transactions of the type contemplated by the Commitment Letter, in each case solely to the extent such materials relate to information concerning the Business and the Purchased Assets;

(iii)     (A) furnishing Buyer and its Financing Sources with any required or reasonably necessary financial or other information relating to the Seller, the Business or the Purchased Assets, and (B) assisting Buyer and the Financing Sources in their preparation of (1) customary syndication documents, including, lender presentations, bank information memoranda, confidential information memoranda and similar presentations, business projections and other marketing documents in connection with the Debt Financing, (2) materials for rating agency presentations, in each case, that are customarily used for financings of the type contemplated by the Commitment Letter and (3) delivery of customary authorization letters and confirmations, provided that such authorization and confirmation letters shall relate only to the historical information provided by Seller relating to the Business and the Purchased Assets;

(iv)     providing Buyer all documentation and other information as shall have been reasonably requested in writing by Buyer or any Financing Source prior to the Closing Date as and when required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, as well as beneficial ownership certificates;

(v)     obtaining payoff letters or similar documents, lien terminations and instruments of discharge in respect of Indebtedness, Encumbrances and security interests to be discharged and released at the Closing; and

(vi)     updating information previously provided by Seller in connection with the Debt Financing such that, after giving effect to such updates, such information, taken as a whole, will be correct in all material respects and will not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made.

Notwithstanding the foregoing, (A) Seller shall not be required to (1) pay any commitment or other similar fee relating to the Debt Financing, incur or reimburse any costs or expenses or enter into any binding agreement or commitment in connection with the Commitment Letter or the Debt Financing, (2) incur or assume any Liability, indemnity or obligation in connection with the financings contemplated by the Commitment Letter or the Debt Financing, (3) adopt any resolutions, execute any consents or otherwise take any corporate or similar action or deliver any certificate, document, instrument or agreement in connection with the Debt Financing or the incurrence of indebtedness thereby or cooperating pursuant to this Section 6.13 that are effective prior to Closing, (4) provide access to or disclose information or otherwise cooperate where Seller reasonably determines that such access or disclosure would contravene or is otherwise prohibited or restricted by any applicable Law or any Organizational Document or any binding agreement with a third party or is legally privileged or consists of attorney work product that would or would reasonably be expected to result in the loss of any applicable legal privilege, (5) take any action that would or would reasonably be expected to result in (with or without notice, lapse of time, or both) a violation or breach of, or default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Person or to a loss of any benefit or privilege to which such Person is entitled under, any agreement to which Seller is a party or result in the creation or imposition of any Encumbrance on any asset of Seller, except any Encumbrance that becomes effective only upon the Closing, (6) require Seller to disclose any material, non-public information other than to recipients of such information that agree to confidentiality arrangements with Seller, (7) deliver any legal opinions or reliance letters, (8) file or furnish any reports or information with the SEC or change any fiscal period or accelerate Seller’s preparation of its SEC reports or financial statements, (9) take any action or refrain from taking any action that would cause or be reasonably expected to cause any representation or warranty in this Agreement to be breached or cause or reasonably be expected to cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (10) waive or amend any terms of this Agreement or other Transaction Document, (B) none of the directors, officers, employees or Representatives of Seller, acting in such capacity shall be required to adopt any resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained and (C) except with respect to customary authorization letters and information required by clause (iii) above, none of Seller or its directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing Date. Seller hereby consents to the use by Buyer of its logos solely in connection with securing the Debt Financing; provided that such logos are used solely in a manner (not inconsistent with Seller’s publicly available information, including its SEC filings) that will not harm or disparage Seller or the reputation or goodwill of Seller.

(f)    Reimbursement and Indemnification. Whether or not the Closing occurs, upon written request by Seller, Buyer shall promptly reimburse Seller for all reasonable and documented out‑of‑pocket costs and expenses (including legal, accounting and other advisor fees and expenses) incurred by Seller and/or its Affiliates or Representatives in connection with providing the support and cooperation contemplated by Section 6.13. Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives from and against any and all Losses and Liabilities suffered or incurred by any of them in connection with the Debt Financing, including providing the support and cooperation contemplated by Section 6.13(e) and any information utilized in connection therewith and any misuse of the logos or marks of, except to the extent resulting from, or by reason of information provided by or at the direction of Seller, its Affiliates or their respective Representatives, or to the extent that such Losses and Liabilities resulted from or arose out of the willful misconduct of Seller, its Affiliates or their respective Representatives.

Section 6.14     Employee Matters. Prior to the Closing, Buyer shall (or shall cause its applicable Affiliate to) extend offers of employment to such employees of the Business (any such employee to whom such an offer is extended, an “Offered Employee”), and upon such terms and conditions of employment, in each case as may be determined by Buyer or its applicable Affiliate in its sole discretion. Any Offered Employee who accepts such an offer of employment and who actually performs services for Buyer or its applicable Affiliate on or after the Closing is hereinafter referred to as a “Transferring Employee.” As of the Closing, Transferring Employees (a) will initially receive cash compensation at levels substantially consistent with the cash compensation received from Seller prior to the Closing, and (b) will be eligible to participate in the employee benefit plans of Buyer or its applicable Affiliate subject to substantially similar terms and conditions as other similarly situated employees of Buyer or its applicable Affiliate. The provisions of this Section 6.14 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.14, express or implied, shall confer upon any third party (including any current or former employee of Seller or its Affiliates, including the Offered Employees, the Transferring Employees, or legal representative or beneficiary thereof) any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 6.14 shall (i) be construed as an amendment or other modification of any employee benefit or compensation plan, program, policy, agreement or arrangement, or (ii) limit the right of Buyer or any of its Affiliates to amend, terminate or otherwise modify any employee benefit or compensation plan, program, policy, agreement or arrangement.

Section 6.15     Seller Marks. Seller hereby grants, on behalf of itself and its Affiliates, to the Buyer, a limited, non-exclusive, fully paid-up, royalty-free, non-assignable, non-sublicensable license for twelve (12) months following the Closing (the “Transition Period”) to use the Seller Marks solely as they were used in the Business prior to the Closing in a manner consistent with past practice, including on packaging and other physical and tangible materials. At the end of the Transition Period, Buyer shall cease, and shall cause its Affiliates to cease, all further use or display of the Seller Marks in connection with the Business. Buyer agrees that its and its Affiliates’ use of the Seller Marks pursuant to the license this Section 6.15 shall be solely in connection with goods and services that reflect the high levels of quality and goodwill associated with the Seller Marks as of the Closing Date. Nothing in this Section 6.15 shall prohibit Buyer and its Affiliates from using the Seller Marks after the Transition Period: (a) for uses that are required by applicable Law, (b) for internal uses that are not visible to the public, until such items are replaced in the ordinary course of business, (c) on historical legal and business agreements and documents, (d) to describe the history of or current state of the relationship between the Business and Seller and its other Affiliates, and (e) in any other manner that would not constitute trademark infringement or that would constitute “fair use” of the Seller Marks under applicable Law. The term “Seller Marks” means all trademarks, service marks, trade dress, logos, trade names and corporate names owned by Seller or any of its Affiliates that are not included in the Purchased Assets, including those containing or comprising “NOVABAY,” and any confusingly similar variations, translations, transliterations, abbreviations or derivatives thereof, whether used alone or in combination with other words or logos.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01     Conditions to Obligations of All Parties. The obligations of each party to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)    Seller shall have obtained the Stockholder Approval.

(b)    All approvals, authorizations and orders from Governmental Authorities or other Persons set forth on Schedule 7.01(b).

(c)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

Section 7.02     Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transactions shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)    (i) the representations and warranties in Section 4.14(a) (Absence of Certain Changes, Events and Conditions) shall be true and correct in all respects both as of the date hereof and at and as of the Closing Date, as if made at and as of such date, (ii) each of the representations and warranties of Seller set forth in Section 4.01 (Organization), Section 4.02 (Due Authorization), Section 4.04(b) (Assets), the first sentence of Section 4.07(b) (Intellectual Property), Section 4.19 (Brokers), Section 4.21 (Opinion of Financial Advisor) and Section 4.23 (Sale Process) that (A) are not qualified by materiality, Material Adverse Effect or similar qualification shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date); and (B) that are qualified by materiality, Material Adverse Effect or similar qualification shall be true and correct (without disregarding such materiality, Material Adverse Effect or similar qualification) as of the date hereof and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) (such representations and warranties described in this clause (ii), collectively, the “Fundamental Representations”) and (iii) the other representations and warranties of Seller set forth herein shall be true and correct both as of the date hereof and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties described in this clause (iii) to be so true and correct (without giving effect to any qualification as to materiality, Material Adverse Effect or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)    Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c)    There shall not be any Material Adverse Effect that occurred after the date of this Agreement that is continuing.

(d)    Seller shall have delivered to Buyer duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 3.02(a).

(e)    Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied (the “Seller Closing Certificate”).

(f)    Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the Seller Board authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transactions.

(g)    No Action shall have been threatened or commenced and be pending by or before any Governmental Authority of competent jurisdiction wherein a judgment could, individually or in the aggregate with other such judgments, have or reasonably be expected to have any of the effects referred to in Section 7.01(c).

(h)    The agreements set forth on Schedule 7.02(h) shall have been executed and become effective concurrently with the Closing.

Section 7.03     Conditions to Obligations of Seller. The obligations of Seller to consummate the Transactions shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)    The representations and warranties of Buyer set forth herein shall be true and correct both as of the date hereof and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or similar qualification set forth therein) does not prevent or materially delay the consummation of the Transactions.

(b)    Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)    Buyer shall have delivered to Seller duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 3.02(b).

(d)    Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied (the “Buyer Closing Certificate”).

ARTICLE VIII
INDEMNIFICATION

Section 8.01     Indemnification by Seller.

(a)    Seller’s Indemnity. To the extent set forth in this Section 8.01, Seller agrees to indemnify and hold harmless Buyer and Buyer’s Affiliates and its and their respective equityholders, officers, directors, employees and agents (collectively, the “Buyer Indemnitees”) against and in respect of all Losses which any Buyer Indemnitees suffer or incur as a result of, arising out of or relating to:

(i)    any breach of, or inaccuracy in, any of the representations or warranties of Seller set forth in this Agreement;

(ii)    any breach of any of the covenants or agreements of Seller set forth in this Agreement;

(iii)    any Excluded Liability or any Excluded Asset; or

(iv)    any Action by any Seller stockholder, including holders of series B non-voting convertible preferred stock, series C non-voting convertible preferred stock and/or any warrants of Seller, arising out of or relating to the Transactions.

(b)    Limitations on Seller’s Indemnity.

(i)    Seller will not be liable for any Loss described in Section 8.01(a)(i) unless and until the aggregate amount of all such Losses for which Seller is liable is in excess of $50,000 (the “Deductible”), and then only to the extent such amount exceeds the Deductible; provided, however, that any Losses relating, directly or indirectly, to any (A) Fraud, or (B) any breach of, or inaccuracy in, the Fundamental Representations shall not be subject to the Deductible.

(ii)    Seller’s aggregate liability for the Losses described in Section 8.01(a)(i) will not exceed $500,000 (the “Cap”); provided, however, that any Losses relating, directly or indirectly, to any (A) Fraud, or (B) breach of any Fundamental Representations, shall not be subject to the Cap.

(iii)    Except in the case of Fraud, in no event shall Seller’s aggregate liability under Section 8.01(a)(i) or Section 8.01(a)(ii) exceed the Purchase Price. For the avoidance of doubt, this Section 8.01(b)(iii) shall not apply to claims under Section 6.12 or with respect to breaches of the representation and warranties made in Section 4.09.

Section 8.02     Indemnification by Buyer.

(a)    Buyer’s Indemnity. To the extent set forth in this Section 8.02, Buyer agrees to indemnify and hold harmless Seller and Seller’s Affiliates and its and their respective equityholders, officers, directors, employees and agents (collectively, the “Seller Indemnitees”) against and in respect of Losses which any Seller Indemnitees suffer or incur as a result of, arising out of or relating to:

(i)     any breach of any of the representations or warranties of Buyer set forth in this Agreement; or

(ii)     any breach of any of the covenants or agreements of Buyer set forth in this Agreement; or

(iii)     any Assumed Liability.

(b)    Limitations on Buyer’s Indemnity.

(i)     Buyer will not be liable for any Loss described in Section 8.02(a)(i) unless and until the aggregate amount of all such Losses for which Buyer is liable is in excess of the Deductible, and then only to the extent such amount exceeds the Deductible; provided, however, that any Losses relating, directly or indirectly, to Fraud shall not be subject to the Deductible.

(ii)     Buyer’s aggregate liability for Losses described in Section 8.02(a)(i) will not exceed the Cap; provided, however, that any Losses relating, directly or indirectly, to any Fraud shall not be subject to the Cap.

(iii)     Except in the case of Fraud, in no event shall Buyer’s liability under Section 8.02(a)(i) or Section 8.2(a)(ii) exceed the Purchase Price.

Section 8.03     Notice and Defense of Claims; Settlements.

(a)    If a Buyer Indemnitee or Seller Indemnitee seeks indemnification under this Article VIII, such Person (the “Indemnified Party”) shall give written notice to the Person from whom indemnification is sought under Section 8.01 or Section 8.02, as the case may be (the “Indemnifying Party”), after receiving written notice of any Action or other claim against it (if by a Third Party (a “Third Party Claim”)) or discovering the liability or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided, however, that failure of the Indemnified Party to timely give the notice provided in this Section 8.03 to the Indemnifying Party shall not preclude the Indemnified Party from recovering Losses unless and only to the extent that the Indemnifying Party can demonstrate that it forfeits rights or defenses by reason of such failure or was otherwise actually prejudiced and directly damaged by such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.

(b)    If a Third Party Claim is made, the Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense thereof at the Indemnifying Party’s expense by sending a written notice to the Indemnified Party of its election to do so within thirty (30) days after receipt of the written notice of such Third Party Claim from the Indemnified Party. The Indemnifying Party shall be entitled to control and appoint lead counsel of such defense with reputable counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party’s right to assume control of such defense, it must first agree in writing to be fully responsible for all Losses relating to such claims and to provide full indemnification to the Indemnified Party for all Losses relating to such claim; and provided further that, the Indemnifying Party shall not have the right to assume control of such defense, and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim which the Indemnifying Party seeks to assume control (i) involves a claim which could be reasonably expected to result in material harm to or injure the Indemnified Party’s reputation, customer, distributor or supplier relations or future business prospects, (ii) seeks non-monetary relief, (iii) involves criminal allegations against the Indemnified Party or its Affiliates, (iv) is one in which the Indemnifying Party is also a party and joint representation would be inappropriate or there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (v) involves a claim that the Indemnifying Party failed or is failing to vigorously prosecute or defend. If, in the event of a Third Party Claim, the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to the limitations set forth herein, (A) it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party and (B) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (1) there is no finding or admission of any violation of Law or any violation of the rights of any Person or any other wrongdoing and no material adverse effect on the Indemnified Party with respect to any other claims that may be made against it and (2) the sole relief provided is monetary damages or payments that are paid in full by the Indemnifying Party. If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all of the Indemnified Parties shall reasonably cooperate in the defense or prosecution thereof. The Indemnified Party and the Indemnifying Party will, with respect to any Third Party Claim, keep each other reasonably informed of all settlement negotiations with Third Parties and of the progress of any litigation with Third Parties. If the Indemnified Party is controlling the defense of any Third Party Claim, the Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed, unless the Indemnifying Party shall not be subject to any indemnification obligation hereunder with respect to such Third Party Claim or any Liability.

Section 8.04     Other Indemnification Provisions.

(a)    Notwithstanding anything to the contrary contained in this Agreement, for purposes of determining whether there has been a breach of any representation or warranty in this Agreement and the amount of any Losses, liabilities or obligations that are the subject matter of a claim for indemnification with respect thereto, each such representation and warranty set forth in ARTICLE IV and ARTICLE V of this Agreement (other than in Section 4.14(a)) and any certificate delivered pursuant to this Agreement shall be read without regard and without giving effect to any materiality or Material Adverse Effect standard or qualification or any similar standard or qualification contained in such representation or warranty (as if such standard or qualification was deleted from such representation and warranty).

(b)    All amounts paid by Seller or Buyer under this Article VIII will be treated for Tax purposes as adjustments to the Purchase Price except to the extent applicable Tax Law does not permit such treatment. If any Governmental Authority disputes such Tax treatment, the Party receiving notice of such dispute will promptly notify and consult with the other Party concerning resolution of such dispute.

(c)    The amount of Losses recoverable by an Indemnified Party under this Article VIII with respect to an indemnity claim shall be reduced by any proceeds actually received (net of any deductibles) by such Indemnified Party, with respect to the Losses to which such indemnity claim relates, from an insurance carrier; provided that the amount of such insurance proceeds deemed to have been received will also be net of any increase in premium (and retro-premium adjustments) for such insurance policies to the extent arising out of, or resulting from, such Losses. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses and the amount of any Losses for which an Indemnified Party claims indemnification under this Agreement shall be reduced by the amount of any (i) insurance proceeds actually received (net of any deductibles) from Third Party insurers with respect to such Losses (provided that the amount of such insurance proceeds deemed to have been received will also be net of any increase in premium (and retro-premium adjustments) for such insurance policies to the extent arising out of, or resulting from, such Losses), and (ii) indemnification or contribution payments actually received from Third Parties with respect to such Losses.

Section 8.05     Survival. The representations, warranties, covenants and agreements of the Parties contained herein and made pursuant to this Agreement, and the rights of the Parties to seek indemnification with respect thereto, shall continue after the Closing Date as follows: (i) representations and warranties contained in this Agreement of each of the Parties, and the rights of the Parties to seek indemnification with respect thereto, shall expire on that date that is the twelve (12) month anniversary of the Closing Date, other than with respect to the Fundamental Representations; and (ii) the Fundamental Representations, the representations and warranties set forth in Section 4.07 (Intellectual Property) and Section 4.09 (Tax Matters) and all other indemnification claims under this Article VIII shall expire sixty (60) days after the expiration of the statute of limitations applicable to the statute, regulation, or other authority which gave rise to such Loss. Notwithstanding the foregoing, any claims asserted by an Indemnified Party prior to the expiration date of the applicable survival period shall not be barred on account of such survival period, and such claims shall survive until finally resolved.

Section 8.06     Exclusive Remedy. Except in the case of Fraud, if the Closing occurs, the Parties acknowledge and agree that subject to Section 10.10 their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions of Section 6.12, this Article VIII and Section 10.10 claims for specific performance of the covenants, agreements and obligations of a Party under this Agreement. The first source of recovery and recourse for satisfying the indemnification rights of the Buyer Indemnitees under this ARTICLE VIII shall be from any then-remaining funds in the Escrow Account.

Section 8.07     Release of Escrow Amount. On the six (6)-month anniversary of the Closing Date (such date, the “Escrow Release Date”), an amount equal to the then-remaining Escrow Amount (after taking into account any disbursement of funds prior to the date thereof and less any portion of the Escrow Account subject to any outstanding unresolved claim for indemnification delivered to Seller on or prior to such date) shall be promptly disbursed to Seller (within two (2) Business Days), and Buyer and Seller shall send a joint disbursement notice to the Escrow Agent instructing the Escrow Agent to disburse to Seller the then-remaining Escrow Amount to which Seller is entitled; provided, however, if there are any outstanding but unresolved claims for indemnification from a Buyer Indemnitee as provided in this Article VIII on or prior to the Escrow Release Date, then any portion of the remaining Escrow Amount subject to such outstanding unresolved claim shall continue to be held by the Escrow Agent and, if any Escrow Amount remains following the resolution of any such claims, shall be promptly disbursed to Seller (and Buyer and Seller shall issue a joint disbursement notice to the Escrow Agent to effect such disbursement as provided in the Escrow Agreement) at such time such outstanding but unresolved claims as of the Escrow Release Date are resolved in accordance with this Article VIII. In the event that any Buyer Indemnitee asserts any claim for indemnification (a) after the Escrow Release Date or (b) at any time after all funds available in the Escrow Account have been fully disbursed, such Buyer Indemnitee may proceed against Seller for indemnification in accordance with this Article VIII.

Section 8.08     Escrow Costs. The initial administration fees, costs and expenses of the Escrow Agent shall be borne by Buyer. All other fees, costs and expenses of the Escrow Agent (if any) shall be borne equally by Buyer and Seller.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.01     Termination. This Agreement may be terminated at any time prior to the Closing, notwithstanding approval thereof by the stockholders of Seller, only as follows:

(a)    by mutual written consent of Buyer and Seller at any time;

(b)    by either Buyer or Seller:

(i)     if any court of competent jurisdiction or other Governmental Authority shall have issued a Governmental Order, or taken any other action that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Transactions and such Governmental Order or other action shall have become final and nonappealable;

(ii)     if, upon a vote taken at any duly held Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Stockholder Approval, the Stockholder Approval is not obtained; provided, however, that neither Party may terminate this Agreement pursuant to this Section 9.01(b)(ii), if, with respect to Seller, Seller has not complied with its obligations under Sections 6.02 and 6.11 or with respect to either Seller or Buyer, if such Party seeking termination has breached any of its obligations under this Agreement in a manner that was a substantial cause of the Stockholder Approval not having been obtained; or

(iii)     if the Closing shall not have occurred on or before ~~December 31, 2024~~February 28, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b)(iii) shall not be available to any Party whose breach of this Agreement is a substantial cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

(c)    by Buyer, at any time prior to Closing:

(i)     if (A) (1) any of the representations or warranties of Seller herein shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate or (2) Seller shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, in each case such that any condition set forth in Section 7.01 or Section 7.02 would not be satisfied if it were to be measured as of or after the time of such breach or failure; and (B) if curable, such untruth, inaccuracy or breach is not cured within thirty (30) calendar days after written notice to Seller (or, if less, the number of calendar days remaining until the Outside Date) describing such untruth, inaccuracy or breach in reasonable detail; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if Buyer is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii)     if, after the date hereof and prior to receipt of Stockholder Approval, the Seller Board or any committee thereof shall have effected an Adverse Recommendation Change.

(d)    by Seller:

(i)     if (A) (1) any of the representations or warranties of Buyer herein shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate or (2) Buyer shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, in each case such that the conditions set forth in Section 7.01 or Section 7.03 would not be satisfied if it were to be measured as of or after the time of such breach or failure and (B) if curable, such untruth, inaccuracy or breach is not cured within thirty (30) calendar days after written notice to Buyer (or, if less, the number of calendar days remaining until the Outside Date) describing such untruth, inaccuracy or breach in reasonable detail; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii)     prior to obtaining the Stockholder Approval, in order to enter into a definitive agreement to effect a Superior Proposal, if Seller has complied with Section 6.02, including Section 6.02(f), in all respects and enters into such definitive agreement concurrently with such termination and pays the Termination Fee (or causes to be paid) in accordance with the procedures and within the time periods set forth in Section 9.03(b);

(iii)     if (A) all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied by the delivery of documents or taking of any other action at Closing; provided each of which is capable of being satisfied if the Closing were to occur at such time), (B) Seller has delivered written notice to Buyer (on or after the date that the Closing is required to have occurred pursuant to Section 3.01) that the conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their terms are to be satisfied by the delivery of documents or taking of any other action at Closing; provided each of which is capable of being satisfied if the Closing were to occur at such time) or waived in writing by Seller, and Seller is ready, willing and able to complete the Closing on such date and throughout the three (3) Business Days after the delivery of such notice and (C) Buyer does not complete the Closing within three (3) Business Days following the delivery of such notice (other than due to a breach of this Agreement by Seller that will result in Seller’s conditions set forth in Article VII to not be satisfied); provided that no Party shall be permitted to terminate this Agreement pursuant to Section 9.01(b)(ii) during such three (3) Business Day period.

The party desiring to terminate this Agreement pursuant to this Section 9.01 shall give notice of such termination and the provisions of this Section 9.01 being relied on to terminate this Agreement to the other parties.

Section 9.02     Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Buyer or Seller or any of their respective Representatives, except that the Confidentiality Agreement and the provisions of Section 6.09 (Public Announcements), the provisions of Section 6.13(e) and (f) (Financing), this Section 9.02, Section 9.03 (Fees and Expenses), Section 9.04 (Amendment or Supplement), Section 9.05 (Extension of Time; Waiver), Section 9.06 (Buyer Termination Fee) and Article X (Miscellaneous) of this Agreement shall survive the termination hereof. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with its terms. Notwithstanding the foregoing, nothing contained herein shall relieve any party hereto of liability for a Willful Breach prior to such termination or Fraud.

Section 9.03     Fees and Expenses.

(a)    All fees and expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be borne and timely paid by the Party incurring such fees or expenses, whether or not the Transactions are consummated, except as may otherwise be expressly contemplated by this Agreement.

(b)    In the event that:

(i)     (A) an Acquisition Proposal or intention to make an Acquisition Proposal is made or disclosed to Seller’s stockholders, otherwise publicly disclosed or otherwise communicated to Seller, Seller Board or a committee thereof, and (B) this Agreement is thereafter terminated by Buyer or Seller pursuant to Section 9.01(b)(ii) or by Buyer pursuant to Section 9.01(c)(i) and (C) if, concurrently with or within twelve (12) months after the date of any such termination referred to in clause (B), (1) Seller enters into a definitive agreement with respect to, or Seller Board or any committee thereof recommends to Seller’s stockholders, any Acquisition Proposal and (2) any Acquisition Proposal is consummated, in such case, Seller shall pay to Buyer or its designee by wire transfer of same day funds to the account or accounts designated in writing by Buyer the Termination Fee concurrently with the consummation of such Acquisition Proposal;

(ii)     this Agreement is terminated by Buyer pursuant to Section 9.01(c)(ii), Seller shall pay to Buyer or its designee by wire transfer of same day funds to the account or accounts designated by Buyer or such designee the Termination Fee within two (2) Business Days after such termination; or

(iii)     this Agreement is terminated by Seller pursuant to Section 9.01(d)(ii), Seller shall pay to Buyer or its designee by wire transfer of same day funds to the account or accounts designated by Buyer or such designee the Termination Fee prior to, and as a condition to, such termination;

it being understood that in no event shall Seller be required to pay the Termination Fee on more than one occasion.

(c)    “Acquisition Proposal”, as used in Section 9.03(b)(i), shall have the meaning ascribed thereto in Section 6.02(i)(ii), except that references in Section 6.02(i)(ii) to “fifteen percent” shall be replaced by “fifty percent” and references to “eighty-five percent” shall be replaced by references to “fifty percent.”

(d)    Notwithstanding anything to the contrary in this Agreement, under the circumstances in which the Termination Fee is payable pursuant to this Section 9.03, Buyer’s right to receive the Termination Fee pursuant to this Section 9.03 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort, through piercing of the corporate veil or otherwise) of Buyer against Seller, its Affiliates, or its or their respective Representatives, in each case, for any Losses or Liabilities of any kind (including any losses of any such Person for the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, loss of expense in connection with the Debt Financing or for any consequential, special, expectancy, indirect or punitive damages) suffered or incurred by Buyer or its Affiliates as a result of any breach of any representation, warranty, covenant or agreement or the failure of the Closing or otherwise in connection with this Agreement, the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination (other than Liability for Seller’s Willful Breach), and Buyer shall not be entitled to assert, bring or maintain, any Action against Seller, its Affiliates or its or their respective Representatives or the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination, whether by or through attempted piercing of the corporate veil or any legal or equitable proceeding whether at law, in equity, in contract, in tort or otherwise (other than Liability for Seller’s Willful Breach). For the avoidance of doubt, in no event will Seller or its Affiliates be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion or any amounts in excess of the Termination Fee (except as may be finally determined by a court of competent jurisdiction as a result of Seller’s Willful Breach). Each of the Parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions, that the damages resulting from termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to this Section 9.03 are reasonable forecasts and a fair and adequate measure of the actual damages that may be incurred and constitute liquidated damages and not a penalty, and (iii) that, without these agreements in this Section 9.03, Buyer would not have entered into this Agreement. Except in connection with Seller’s Willful Breach, if Closing has not occurred, then Buyer shall not seek any monetary damages or any other recovery, judgment, or damages of any kind, including consequential, special, expectancy, indirect or punitive damages, other than monetary damages in an amount not in excess of the amount of the Termination Fee relating to or arising out of this Agreement or any other Transaction Document, including the breach of any representation, warranty, covenant, or agreement in this Agreement, the termination of this Agreement, or failure to consummate the Transactions. While Buyer may concurrently seek each of (i) a grant of specific performance of Seller’s obligation to consummate the Transactions in accordance with Section 10.10, (ii) payment of the Termination Fee and (iii) monetary damages as a result of Seller’s Willful Breach, in no event shall Buyer or any of its Affiliates or any of their respective Representatives be entitled to (A) both of (1) a grant of specific performance of Seller’s obligation to consummate the Transactions and (2) either (y) payment of the Termination Fee or (z) monetary damages as a result of Seller’s Willful Breach and (B) both of (y) payment of the Termination Fee and (z) monetary damages as a result of Seller’s Willful Breach. Accordingly, if Seller fails to promptly pay the amounts due to Buyer pursuant to this Section 9.03, and, in order to obtain such payment, Buyer or its designee commences a suit that results in a judgment against Seller for all or a portion of the Termination Fee, Seller shall pay to Buyer or its designees interest on the amount of the Termination Fee from the date such payment was required to be made until the date such payment is received at a rate equal to seven percent (7%) per annum.

Section 9.04     Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by written agreement of the Parties (by action taken by their respective boards of directors, if required) at any time prior to the Closing, whether before or after Stockholder Approval has been obtained; provided, however, that after Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law or in accordance with the rules of any stock exchange require further approval or adoption by the stockholders of Seller without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties; provided that, the provisions of Section 10.07, Section 10.08 and Section 10.13 (together with the defined terms used therein) may not be amended, supplemented, modified or waived in a manner that would affect the rights of the Financing Sources under such section in a manner that is materially adverse to the Financing Sources, without the written consent of the Financing Sources party to the Commitment Letter.

Section 9.05     Extension of Time; Waiver. At any time prior to the Closing, the Parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party contained herein; provided, however, that after the Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law or in accordance with the rules of any stock exchange require further approval or adoption by the stockholders of Seller without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party or Parties, as applicable. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

Section 9.06     Buyer Termination Fee. In the event that this Agreement is validly terminated by Seller pursuant to Section 9.01(d)(iii); then Buyer shall pay the Buyer Termination Fee to Seller by wire transfer of same-day funds on or prior to the fifth (5th) Business Day following such termination to an account designated by Seller in writing. Notwithstanding anything to the contrary in this Agreement, Seller’s right to receive the Buyer Termination Fee pursuant to this Section 9.06 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort, through piercing of the corporate veil or otherwise) of Seller against Buyer, its Affiliates, or its or their respective Representatives or any sources of Debt Financing, in each case, for any Losses or Liabilities of any kind (including any losses of any such Person for the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or for any consequential, special, expectancy, indirect or punitive damages) suffered or incurred by Seller as a result of any breach of any representation, warranty, covenant or agreement or the failure of the Closing or otherwise in connection with this Agreement or the Commitment Letter, the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination (other than Liability for Buyer’s Willful Breach), and Seller shall not be entitled to assert, bring or maintain, any Action against Buyer, its Affiliates or its or their respective Representatives or any sources of Debt Financing arising out of or in connection with this Agreement, the Commitment Letter, the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination, whether by or through attempted piercing of the corporate veil or any legal or equitable proceeding whether at law, in equity, in contract, in tort or otherwise (other than Liability for Buyer’s Willful Breach). For the avoidance of doubt, in no event will Buyer or its Affiliates be obligated to pay, or cause to be paid, the Buyer Termination Fee on more than one occasion or any amounts in excess of the Buyer Termination Fee (except as may be finally determined by a court of competent jurisdiction as a result of Buyer’s Willful Breach). Each Party hereto acknowledges that the agreements contained in this Section 9.06 are an integral part of this Agreement, that the damages resulting from termination of this Agreement under circumstances where a Buyer Termination Fee is payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to this Section 9.06 are reasonable forecasts and a fair and adequate measure of the actual damages that may be incurred and constitute liquidated damages and not a penalty, and that, without these agreements, Seller would not have entered into this Agreement. Except in connection with Buyer’s Willful Breach and for amounts payable by Buyer to Seller pursuant to Section 6.13(e), if Closing has not occurred, then Seller shall not seek any monetary damages or any other recovery, judgment, or damages of any kind, including consequential, special, expectancy, indirect or punitive damages, other than monetary damages in an amount not in excess of the amount of the Buyer Termination Fee relating to or arising out of this Agreement or any other Transaction Document, including the breach of any representation, warranty, covenant, or agreement in this Agreement, the termination of this Agreement, or failure to consummate the Transactions. While Seller may concurrently seek each of (i) a grant of specific performance of Buyer’s obligation to consummate the Transactions in accordance with Section 10.10, (ii) payment of the Buyer Termination Fee and (iii) monetary damages as a result of Buyer’s Willful Breach or payment obligations of Buyer to Seller pursuant to Section 6.13(e), in no event shall Seller or any of its Affiliates or any of their respective Representatives be entitled to (A) both of (1) a grant of specific performance of Buyer’s obligation to consummate Transactions and (2) either (y) payment of the Buyer Termination Fee or (z) monetary damages as a result of Buyer’s Willful Breach and (B) both of (y) payment of the Buyer Termination Fee and (z) monetary damages as a result of Buyer’s Willful Breach. Accordingly, if Buyer fails to promptly pay the amounts due to Seller pursuant to this Section 9.06, and, in order to obtain such payment, Seller commences a suit that results in a judgment against Buyer for all or a portion of the Buyer Termination Fee, Buyer shall pay to Seller or its designees interest on the amount of the Buyer Termination Fee from the date such payment was required to be made until the date such payment is received at a rate equal to seven percent (7%) per annum.

ARTICLE X
MISCELLANEOUS

Section 10.01     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand; (b) when received by the addressee if sent by a nationally recognized overnight courier (providing written proof of delivery); or (c) on the date sent by e-mail, including a PDF document or similar attachment (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

If to Seller:	NovaBay Pharmaceuticals, Inc. 2000 Powell Street, Suite 1150 Emeryville, California 94608 Attention: Justin M. Hall, Chief Executive Officer and General Counsel Email: [Redacted.]
with a copy (which shall not constitute notice) to:	Squire Patton Boggs (US) LLP 2550 M Street, NW Washington, DC 20037 Attention: Abby E. Brown Email: [Redacted.]
If to Buyer:	c/o Acumen Health Holdings, LLC 5 Sentry Pkwy E, Suite 210 Blue Bell, Pennsylvania 19422 Attention: Scott Woodruff Email: [Redacted.]
with a copy (which shall not constitute notice) to:	RoundTable Healthcare Partners 272 East Deerpath Road, Suite 350 Lake Forest, Illinois 60045 Attention: Patrick Healy Email: [Redacted.]

with a copy (which shall not constitute notice) to:	Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 Attention: Seth H. Katz and Cameron S. Stanton Email: [Redacted.]

Section 10.02     Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive and shall be deemed to mean “and/or”; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, schedules and Exhibits mean the Articles and Sections of, and schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute or Law means such statute or Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute or Law, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement. All references to “dollars” or “$” refer to currency of the U.S. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. References to “Ordinary Course of Business” shall be deemed to mean “Ordinary Course of Business consistent with past practice”.

Section 10.03     Disclosure Schedules. All section headings in the Disclosure Schedules correspond to the sections of this Agreement, but information provided in any section of the Disclosure Schedules shall constitute disclosure for purposes of each section of this Agreement, but only to the extent that the relevance of such item to such other section is reasonably apparent on its face. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned to such terms in this Agreement. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Seller that in and of itself, such information is material to (or otherwise establish a standard of materiality) or outside the ordinary course of the business of Seller. No disclosure in the Disclosure Schedules shall be deemed to create any rights in any third party.

Section 10.04     Headings. The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

Section 10.05     Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any of the other terms or provisions of this Agreement or invalidate or render unenforceable such other terms or provisions which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.06     Entire Agreement. This Agreement (including the Exhibits, Schedules and appendices hereto), the Disclosure Schedules, the Confidentiality Agreement and the other Transaction Documents constitute the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and schedules (other than an exception expressly set forth as such in the Transaction Documents, the Exhibits or schedules), the statements in the body of this Agreement will control. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Closing and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 10.07     Successors and Assigns. This Agreement may not be assigned or otherwise transferred by any Party without the prior written consent of the other Parties, which consent will not be unreasonably withheld or delayed; provided, however, that Buyer may, in its sole discretion and without any consent of Seller, (a) assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of its rights or obligations under this Agreement (i) to one or more of its Affiliates or (ii) in connection with a sale of its business or any material portion thereof (it being understood and agreed, that sale by Buyer of (x) its Affiliate, PRN Physician Recommended Nutriceuticals, LLC, or the business or assets thereof, or (y) the Business (as operated by Buyer and its Affiliates), or substantially all of the assets related thereto, shall each constitute a sale permitting assignment without Seller’s consent contemplated by this clause (ii)) or (b) assign its rights under this Agreement as collateral security to a lender to Buyer or any of its Affiliates, and, if requested by such lender, Seller agrees to execute an acknowledgement, in form and substance reasonably acceptable to Seller, of any such assignment.

Section 10.08     No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective Affiliates and no provision of this Agreement will be deemed to confer upon Third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement; provided that the Parties hereby agree that the Financing Sources are express third party beneficiaries of, and may enforce any of the provisions of, this Section 10.08, Section 9.04, Section 10.07 and Section 10.13.

Section 10.09     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)    Each Party irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement, the other Transaction Documents, or the Transactions contemplated hereby or thereby brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement, the other Transaction Documents and the Transactions contemplated hereby and thereby. Each Party agrees not to commence any action, suit or proceeding relating thereto in any court other than the courts of the State of Delaware, as described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by such court. Each Party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 10.09(b) and  further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. However, the foregoing shall not limit the right of a Party to effect service of process on the other party by any other legally available method. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, the other Transaction Documents and the Transactions contemplated hereby and thereby, (a) any claim that it is not personally subject to the jurisdiction of the courts of the State of Delaware, as described above, for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.10      Specific Performance.

(a)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties hereto acknowledge and agree each of Buyer and Seller shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such Party is entitled at law or in equity pursuant to this Agreement. Each Party hereby further waives any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b)    Notwithstanding Section 10.10(a), the Parties agree that prior to the Closing, Seller shall only be entitled to specific performance or other equitable remedy to enforce the terms, obligations and provisions of this Agreement against Buyer to cause Buyer to effect the Closing in accordance with Section 3.01 if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived by Buyer (other than conditions which, by their nature, are to be satisfied at the Closing, but which are capable of being satisfied at the Closing), (ii) ~~the Debt Financing (or, as applicable, the Alternative Debt Financing) has been or will be funded sufficient for Buyer to pay the Required Amount at or prior to the Closing, (iii)~~Seller has confirmed in a written notice to Buyer that all of the conditions in Section 7.02 have been satisfied or waived by Seller, and that if specific performance is granted ~~and the Debt Financing is funded~~, then it is ready, willing and able to consummate the Closing, and (~~iv~~iii) Buyer fails to consummate the Closing on or prior to the date on which the Closing should have occurred pursuant to Section 3.01. Nothing in this Section 10.10(b) shall limit Seller’s rights after termination of this Agreement to receive the Buyer Termination Fee (solely to the extent entitled thereto in accordance with Section 9.06) or in connection with Buyer’s Willful Breach, notwithstanding that Seller sought (but were not granted) specific performance or injunctive relief in accordance with this Section 10.10, and the fact that Seller is entitled to receive the Buyer Termination Fee (solely to the extent provided in accordance with Section 9.06) or recover for Buyer’s Willful Breach shall not limit Seller’s rights to specific performance or injunctive relief, but in no event shall Seller be entitled to both a decree of specific performance or injunctive relief against Buyer pursuant to this Section 10.10 with respect to Buyer’s obligation to consummate the Closing and either (y) payment of the Buyer Termination Fee or (z) monetary damages as a result of Buyer’s Willful Breach.

Section 10.11     Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party hereto will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 10.12     Counterparts. The Parties may execute this Agreement in one (1) or more counterparts, and each fully executed counterpart will be deemed an original and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. This Agreement the Transaction Documents, and any amendments hereto or thereto, to the extent signed and delivered by means of electronic transmission in portable document format (.pdf) or otherwise, shall be treated in all manner and respects as an original Contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. No Party hereto or to any such contract shall raise the use of electronic transmission in .pdf to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of electronic transmission as a defense to the formation of a Contract and each such Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 10.13     Lender Limitations. Notwithstanding anything to the contrary contained in this Agreement, each of the Parties: (a) agrees that it will not bring or support any person in any Action, cross claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or the Transactions, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York and hereby (i) submits to the exclusive jurisdiction of such courts with respect to such matters and (ii) irrevocably waives, to the fullest extent that it may effectively do so under applicable Law, the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court; (b) agrees that, except as specifically set forth in the Commitment Letter, all Actions (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; and (c) hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Commitment Letter or the performance thereof or the Debt Financing contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, (i) Seller and its Affiliates, Representatives or stockholders shall not have any rights or claims against any Financing Source arising out of or in any way relating to this Agreement, the Debt Financing or the Transactions, or in respect of any other document or any of the transactions contemplated thereby, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (ii) no Financing Source shall have any Liability (whether in contract, in tort or otherwise) to Seller or any of its Affiliates, Representatives or stockholders for any obligations or Liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, whether at law or equity, in contract, in tort or otherwise; provided that nothing in this Section 10.13 shall limit the liability or obligations of the Financing Sources to Buyer (or the other parties thereto and their successors and assigns) under the Commitment Letter or the definitive agreements governing the Debt Financing. This Section 10.13 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER: NovaBay Pharmaceuticals, Inc.

By:
Name:	Justin M. Hall
Title:	Chief Executive Officer and General Counsel

BUYER: PRN Physician Recommended Nutriceuticals, LLC

By:
Name:	Wade Richardson
Title:	Chief Financial Officer